                                                                Registration No.
================================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549




                           REGISTRATION STATEMENT
                                 TO FORM S-6
            FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
       SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2


                            _____________________


                      NATIONWIDE VLI SEPARATE ACCOUNT-2
                            (EXACT NAME OF TRUST)


                            _____________________


                      NATIONWIDE LIFE INSURANCE COMPANY
                            ONE NATIONWIDE PLAZA
                            COLUMBUS, OHIO 43216
            (EXACT NAME AND ADDRESS OF DEPOSITOR AND REGISTRANT)

                             GORDON E. MCCUTCHAN
                                  SECRETARY
                            ONE NATIONWIDE PLAZA
                            COLUMBUS, OHIO  43216
                   (NAME AND ADDRESS OF AGENT FOR SERVICE)

                            _____________________


      Title and amount of securities being registered: Last survivor flexible premium variable universal life insurance policies. Such policies are not issued in predetermined amounts or units.

      The Registrant elects to register an indefinite number of securities by this registration statement in accordance with Rule 24f-2 under the Investment Company Act of 1940. Pursuant to Paragraph (a)(3) thereof, a non-refundable fee in the amount of $500.00 accompanies this registration.

      Approximate date of proposed public offering: (As soon as practicable after the effective date of this Registration Statement).

[   ] Check box if it is proposed that this filing will become effective on
(date) at (time) pursuant to Rule 487.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================



                                    1 of 44

                                 CROSS REFERENCE TO ITEMS REQUIRED
                                           BY FORM N-8B-2

N-8B-2 ITEM                                                                              CAPTION IN PROSPECTUS
-----------                                                                              ---------------------
 1  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Nationwide Life Insurance Company
                                                                               The Variable Account
 2  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Nationwide Life Insurance Company
 3  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Custodian of Assets
 4  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Distribution of The Policies
 5  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  The Variable Account
 6  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
 7  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
 8  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
 9  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Legal Proceedings
10  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Information About The Policies; How
                                                                               The Cash Value Varies; Right to
                                                                               Exchange for a Fixed Benefit Policy;
                                                                               Reinstatement; Other Policy
                                                                               Provisions
11  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Investments of The Variable
                                                                               Account
12  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  The Variable Account
13  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Policy Charges
                                                                               Reinstatement
14  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Underwriting and Issuance -
                                                                               Premium Payments
                                                                               Minimum Requirements for
                                                                               Issuance of a Policy
15  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Investments of the Variable
                                                                               Account; Premium Payments
16  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Underwriting and Issuance -
                                                                               Allocation of Cash Value
17  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Surrendering The Policy for Cash
18  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Reinvestment
19  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
20  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
21  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Policy Loans
22  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
23  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
24  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
25  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Nationwide Life Insurance Company
26  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
27  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Nationwide Life Insurance Company
28  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Company Management
29  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Company Management
30  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
31  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
32  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
33  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
34  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
35  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Nationwide Life Insurance Company
36  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
37  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
38  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Distribution of The Policies
39  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Distribution of The Policies
40  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
41(a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Distribution of The Policies
42  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
43  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
44  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  How The Cash Value Varies





                                    2 of 44

N-8B-2 ITEM                                                                    CAPTION IN PROSPECTUS
-----------                                                                    ---------------------
45  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
46  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  How The Cash Value Varies
47  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
48  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Custodian of Assets
49  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
50  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
51  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Summary of The Policies;
                                                                               Information About The Policies
52  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Substitution of Securities
53  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Taxation of The Company
54  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
55  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
56  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
57  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
58  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Not Applicable
59  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Financial Statements





                                    3 of 44

                      NATIONWIDE LIFE INSURANCE COMPANY
                               P.O. Box 182150
                          Columbus, Ohio  43218-2150
                      (800) 547-7548, TDD (800) 238-3035

  LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
                 ISSUED BY NATIONWIDE LIFE INSURANCE COMPANY
                THROUGH ITS NATIONWIDE VLI SEPARATE ACCOUNT-2

The Life Insurance Policies offered by this prospectus are last survivor variable life insurance policies (collectively referred to as the "Policies"). The Policies are designed to provide life insurance coverage on two named Insureds with a death benefit payable on the death of the last survivor insured. The Policies afford flexibility to vary the amount and frequency of premium payments. The Policies may also provide a Cash Surrender Value if the Policy is surrendered during the lifetime of either Insured.
Nationwide Life Insurance Company (the "Company") guarantees to keep the Policy in force during the first three years so long as the Minimum Premium requirement has been met. The death benefit and Cash Value of the Policies may vary to reflect the experience of the Nationwide VLI Separate Account-2 (the "Variable Account") or the Fixed Account to which Cash Values are allocated.

The Policies described in this prospectus are designed to meet the definition of "life insurance" under Section 7702 of the Internal Revenue Code.

The Policy Owner may allocate Net Premiums and Cash Value to the Fixed Account and to one or more of the sub-accounts of the Variable Account. The assets of each sub-account will be used to purchase, at net asset value, shares of a designated underlying Mutual Fund in the following series of the underlying variable account Mutual Fund options:

DREYFUS                                                  OPPENHEIMER VARIABLE ACCOUNT FUNDS:
  -Dreyfus Stock Index Fund                                 -Bond Fund
  -Dreyfus Socially Responsible Growth Fund                 -Global Securities Fund
FIDELITY VARIABLE INSURANCE PRODUCTS FUND:                  -Multiple Strategies Fund
  -High Income Portfolio*                                STRONG VARIABLE INSURANCE PRODUCTS FUND:
  -Equity-Income Portfolio                                  -Special Fund II, Inc.
  -Growth Portfolio                                         -Discovery Fund II, Inc.
  -Overseas Portfolio                                    TCI PORTFOLIOS, INC.:
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II:               -TCI Growth
  -Asset Manager Portfolio                                  -TCI Balanced
  -Contrafund Portfolio                                     -TCI International
NATIONWIDE SEPARATE ACCOUNT TRUST:                       VAN ECK WORLDWIDE INSURANCE TRUST:
  -Capital Appreciation Fund                                -Gold and Natural Resources Fund
  -Money Market Fund                                        -Worldwide Bond Fund
  -Government Bond Fund                                  VAN KAMPEN AMERICAN CAPITAL LIFE INVESTMENT TRUST
  -Total Return Fund                                        -American Capital Real Estate Securities Fund
NEUBERGER & BERMAN ADVISERS MANAGEMENT                   WARBURG PINCUS TRUST
TRUST:                                                      -International Equity Portfolio
  -Limited Maturity Bond Portfolio                          -Small Company Growth Portfolio
  -Growth Portfolio
  -Partners Portfolio

*The High Income Portfolio may invest in lower quality debt securities commonly referred to as junk bonds.

The Company guarantees that the death benefit for a Policy will never be less than the Specified Amount stated on the Policy data pages as long as the Policy is in force. There is no guaranteed Cash Surrender Value. If the Cash Surrender Value is insufficient to cover the charges under the Policy, the Policy will lapse without value. The Company guarantees to keep the Policy in force during the first three years so long as the Minimum Premium requirement has been met. This prospectus generally describes only that portion of the Cash Value allocated to the Variable Account. For a brief summary of the Fixed Account Option, see "The Fixed Account Option."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE. A PROSPECTUS FOR THE UNDERLYING MUTUAL FUND OPTION(S) BEING CONSIDERED MUST ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ IN CONJUNCTION HEREWITH.

                The date of this Prospectus is January 1, 1996.

                              GLOSSARY OF TERMS

ATTAINED AGE-The age on the Policy Date, plus the number of full years since the Policy Date.

ACCUMULATION UNIT-An accounting unit of measure used to calculate the Variable Account Cash Value.

BASIC SPECIFIED AMOUNT-A dollar amount used to determine the death benefit under a Policy. The Basic Specified Amount is shown on the Policy Data Page.

BENEFICIARY-The person to whom the Death Proceeds are paid.

CASH SURRENDER VALUE-The Policy's Cash Value less Indebtedness and Surrender Charge, if any.

CASH VALUE-The sum of the associated values in the Variable Account, the Fixed Account and the Policy Loan Account.

CODE-The Internal Revenue Code of 1986, as amended.

DEATH PROCEEDS-Amount of money payable to the Beneficiary if both Insureds die while the Policy is in force.

FIXED ACCOUNT-An investment option which is funded by the General Account of the Company.

GENERAL ACCOUNT-All assets of the Company other than those of the Variable Account or of other separate accounts that have been or may be established by the Company.

GUIDELINE LEVEL PREMIUM-The amount of level annual premium calculated in accordance with the provisions of the Internal Revenue Code of 1986. It represents the level annual premiums required to mature the Policy under guaranteed mortality and expense charges, and an interest rate of 5%.

INDEBTEDNESS-Amounts owed the Company as a result of Policy loans including both principal and accrued interest.

INITIAL PREMIUM-The Initial Premium is the premium required for coverage to become effective on the Policy Date. It is shown on the Policy Data Page.

INSUREDS-The persons whose lives are covered by the Policy, and who are named on the Policy Data Page.

MATURITY DATE-The Policy Anniversary on or following the younger Insured's 100th birthday.

MINIMUM PREMIUM-The Minimum Premium is shown on the Policy Data Page. It is used to measure the total amount of premiums that must be paid during the first three Policy Years to guarantee the Policy remains in force.

MONTHLY ANNIVERSARY DAY-The same day as the Policy Date for each succeeding month.

MUTUAL FUNDS-The underlying mutual funds which correspond to the sub-accounts of the Variable Account.

NET PREMIUMS-Net Premiums are equal to the actual premiums minus the percent of premium charge. The percent of premium charges are shown on the Policy Data Page.

POLICY ANNIVERSARY-The same day and month as the Policy Date for succeeding years.

POLICY CHARGES-All deductions made from the Cash Value.

POLICY DATE-The date the provisions of the Policy take effect, as shown on the Policy Owner's Policy Data Page.

POLICY LOAN ACCOUNT-The Portion of the Cash Value which results from Policy Indebtedness.

POLICY OWNER-The person designated in the Policy application as the Owner. In the State of New York, the variable life insurance Policies offered by the Company are offered as "Certificates" for "Certificate Owners" under a group contract rather than individual Policies. The provisions of both these Certificates and the Policies are essentially the same and references to the provisions of Policies and rights of Policy Owners in this prospectus include Certificates and Certificate Owners.

POLICY YEAR-Each year commencing with the Policy Date and each Policy Anniversary thereafter.

SCHEDULED PREMIUM-The Scheduled Premium is shown on the Policy Data Page.

SEC-The United States Securities and Exchange Commission.

SUPPLEMENTAL SPECIFIED AMOUNT-A dollar amount used to determine the supplemental death benefit under the Policy. The Supplemental Specified Amount generally has no per unit charge and has a cost of insurance charge lower than that of the Basic Specified Amount. The Supplemental Specified Amount is shown on the Policy Data Page.

SURRENDER CHARGE-An amount deducted from the Cash Value if the Policy is surrendered.

VALUATION DATE-Each day both the New York Stock Exchange and the Company's home office are open for business or any other day during which there is a sufficient degree of trading such that the current net asset value of the Accumulation Units might be materially affected.

VALUATION PERIOD-A period commencing with the close of business on a Valuation Date and ending at the close of business for the next succeeding Valuation Date.

VARIABLE ACCOUNT-Nationwide VLI Separate Account-2, a separate investment account of Nationwide Life Insurance Company.

                                                        TABLE OF CONTENTS

GLOSSARY OF TERMS.......................................................................................3
SUMMARY OF THE POLICIES.................................................................................7
        Variable Life Insurance.........................................................................7
        The Variable Account and its Sub-Accounts.......................................................7
        The Fixed Account...............................................................................7
        Deductions and Charges..........................................................................7
        Premiums........................................................................................9
NATIONWIDE LIFE INSURANCE COMPANY......................................................................10
THE VARIABLE ACCOUNT...................................................................................10
        Investments of the Variable Account............................................................10
        Dreyfus........................................................................................11
        Fidelity Variable Insurance Products Fund......................................................12
        Fidelity Variable Insurance Products Fund II...................................................12
        Nationwide Separate Account Trust..............................................................13
        Neuberger & Berman Advisers Management Trust...................................................13
        Oppenheimer Variable Account Funds.............................................................14
        Strong Variable Insurance Products Funds.......................................................14
        TCI Portfolios, Inc., a member of the Twentieth Century Family of Mutual Funds.................14
        Van Eck Worldwide Insurance....................................................................15
        Van Kampen American Capital Life Investment Trust..............................................15
        Warburg Pincus Trust...........................................................................16
        Reinvestment...................................................................................16
        Transfers......................................................................................16
        Dollar Cost Averaging..........................................................................17
        Substitution of Securities.....................................................................17
        Voting Rights..................................................................................17
INFORMATION ABOUT THE POLICIES.........................................................................18
        Underwriting and Issuance......................................................................18
        -Minimum Requirements for Issuance of a Policy.................................................18
        -Premium Payments..............................................................................18
        Allocation of Cash Value.......................................................................18
        Short-Term Right to Cancel Policy..............................................................19
POLICY CHARGES.........................................................................................19
        Deductions from Premiums.......................................................................19
        Surrender Charges..............................................................................19
        Deductions from Cash Value.....................................................................20
        -Monthly Cost of Insurance.....................................................................21
        -Monthly Administrative Charge.................................................................21
        -Increase Charge...............................................................................21
        Deductions from the Sub-Accounts...............................................................21
HOW THE CASH VALUE VARIES..............................................................................22
        How the Investment Experience is Determined....................................................22
        Net Investment Factor..........................................................................22
        Valuation of Assets............................................................................23
        Determining the Cash Value.....................................................................23
        Valuation Periods and Valuation Dates..........................................................23
SURRENDERING THE POLICY FOR CASH.......................................................................23
        Right to Surrender.............................................................................23
        Cash Surrender Value...........................................................................23
        Partial Surrenders.............................................................................23
        Maturity Proceeds..............................................................................24
        Income Tax Withholding.........................................................................24
POLICY LOANS...........................................................................................24
        Taking a Policy Loan...........................................................................24
        Effect on Investment Performance...............................................................24
        Interest.......................................................................................25
        Effect on Death Benefit and Cash Value.........................................................25

        Repayment...............................................................25
HOW THE DEATH BENEFIT VARIES....................................................25
        Calculation of the Death Benefit........................................25
TABLE OF APPLICABLE PERCENTAGES OF CASH VALUE FOR GUIDELINE PREMIUM TEST........26
        Proceeds Payable on Death...............................................26
RIGHT OF CONVERSION.............................................................26
CHANGES OF INVESTMENT POLICY....................................................26
GRACE PERIOD....................................................................27
        -Without Death Benefit Guarantees.......................................27
        -Death Benefit Guarantee #1.............................................27
        -Death Benefit Guarantee #2.............................................27
        -Death Benefit Guarantee #3.............................................27
REINSTATEMENT...................................................................27
THE FIXED ACCOUNT OPTION........................................................28
CHANGES IN EXISTING INSURANCE COVERAGE..........................................28
        Specified Amount Increases..............................................29
        Specified Amount Decreases..............................................29
        Changes in the Death Benefit Option.....................................29
OTHER POLICY PROVISIONS.........................................................29
        Policy Owner............................................................29
        Beneficiary.............................................................29
        Assignment..............................................................30
        Incontestability........................................................30
        Error in Age or Sex.....................................................30
        Suicide.................................................................30
        Nonparticipating Policies...............................................30
LEGAL CONSIDERATIONS............................................................30
DISTRIBUTION OF THE POLICIES....................................................30
CUSTODIAN OF ASSETS.............................................................30
TAX MATTERS.....................................................................31
        -Taxation of Policy Split Option Rider..................................31
        -Estate and Generation Skipping Taxes...................................31
        Policy Proceeds.........................................................31
        Taxation of the Company.................................................32
        Other Considerations....................................................33
THE COMPANY.....................................................................33
COMPANY MANAGEMENT..............................................................33
        Directors of the Company................................................34
        Executive Officers of the Company.......................................35
OTHER CONTRACTS ISSUED BY THE COMPANY...........................................35
STATE REGULATION................................................................35
REPORTS TO POLICY OWNERS........................................................35
ADVERTISING.....................................................................36
LEGAL PROCEEDINGS...............................................................36
EXPERTS.........................................................................36
REGISTRATION STATEMENT..........................................................36
LEGAL OPINIONS..................................................................36
APPENDIX........................................................................37
FINANCIAL STATEMENTS............................................................38

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

THE PRIMARY PURPOSE OF THE POLICIES IS TO PROVIDE LIFE INSURANCE PROTECTION
FOR THE BENEFICIARY NAMED IN THE POLICY.  NO CLAIM IS MADE THAT THE POLICIES
ARE IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

                           SUMMARY OF THE POLICIES

VARIABLE LIFE INSURANCE

The variable life insurance Policies offered by Nationwide Life Insurance Company (the "Company") are offered on a "last survivor" basis. The Policies are designed to provide life insurance coverage on two Insureds named in the Policy and the death benefit is paid on the death of the last surviving Insured. The Policies also may provide a Cash Surrender Value if the policy is surrendered while the Policy is in force. The death benefit and cash value of the Policies may vary to reflect the experience of the Nationwide VLI Separate Account-2 (the "Variable Account") or the Fixed Account to which Cash Values are allocated (see "How the Death Benefit Varies"). There is no guaranteed Cash Surrender Value (see "How the Cash Value Varies"). If the Cash Surrender Value is insufficient to pay Policy Charges, the Policy will lapse without value. The Company guarantees to keep the Policy in force during the first three years so long as certain requirements have been met (see "Underwriting and Issuance"). Under certain conditions, a Policy may become a Modified Endowment Contract as a result of a material change or a reduction in benefits as defined by the Internal Revenue Code (the "Code"). Excess premiums paid also may cause the Policy to become a Modified Endowment Contract. A loan, distribution, or other amount received from a Modified Endowment Contract during the life of the Insured will be taxed to the extent of any accumulated income on the Contract. Subject to certain exceptions, any amounts that are taxable withdrawals will be subject to a 10% tax penalty. The Company will monitor premiums paid and other policy transactions and will notify the Policy Owner when the Policy's non-Modified Endowment Contract status is in jeopardy (see "Tax Matters").

THE VARIABLE ACCOUNT AND ITS SUB-ACCOUNTS

The Company places the Policy's Net Premiums in the Variable Account or the Fixed Account at the time the Policy is issued. The Policy Owner chooses the sub-accounts of the Variable Account or the Fixed Account into which the Cash Value will be allocated (see "Allocation of Cash Value"). Assets of each sub-account are invested at net asset value in shares of a corresponding underlying Mutual Fund. For a description of the underlying Mutual Fund options and their investment objectives, see "Investments of the Variable Account."

THE FIXED ACCOUNT

The Fixed Account is funded by the assets of the Company's General
Account. Cash Values allocated to the Fixed Account are credited with interest daily at a rate declared by the Company. The interest rate declared is at the Company's sole discretion, but may never be less than an effective annual rate of 4%.

DEDUCTIONS AND CHARGES

The Company deducts certain charges from the assets of the Variable Account and the Cash Value of the Policy. These charges are made for sales expenses, tax expenses, providing life insurance protection and assuming the mortality and expense risks. For a discussion of any charges imposed by the underlying Mutual Fund options, see the prospectuses of the respective underlying Mutual Funds.

The Company deducts a sales load from each premium payment, which will not exceed 5.0% during the first ten policy years or 1.5% thereafter. Currently, the sales load is 5.0% during the first ten policy years and 0% thereafter.
The total sales load actually deducted from any Policy will be equal to the sum of this front-end sales load plus any sales surrender charge that may be deducted from Policies that are surrendered.

The Company also deducts a tax expense charge from all premium payments of 3.5%. This charge compensates the Company for premium taxes imposed by various state and local jurisdictions and for federal taxes imposed under Section 848 of the Code. The charge includes a premium tax deduction of 2.25% and a federal tax deduction of 1.25%.

The Company also deducts a charge from the Policy's Cash Value on the Policy Date and each subsequent Monthly Anniversary Day reflecting the sum of:

        1.    monthly cost of insurance;

        2. monthly cost of any additional benefits provided by riders to the Policy;

        3.    a monthly administrative expense charge; and

        4. an increase charge per $1000 applied to any increase in the Specified Amount. The increase charge is $2.04 per year per $1000 and is shown on the Policy data page. This charge is designed to cover the costs associated with increasing the Specified Amount (see "Policy Charges"). This charge will be deducted on each Monthly Anniversary Day for the first 12 months after the increase becomes effective.

        The monthly administrative expense charge in reference to number 3 in this provision is imposed at the rate set forth below:

                                                  Per $1,000 Basic
                     Policy Year(s)               Specified Amount
                          1-10              $0.04 but not less than
                                            $20.00 on more than $80 per
                                            policy

                          11+               $0.02 but not less than
                                            $10.00 on more than $40 per
                                            policy

        The charge for year 11+ may be increased at the sole discretion of the Company but may not exceed the charge for years 1-10.

The Company also deducts on a daily basis from the assets of the Variable Account a charge to assume mortality and expense risks. This charge is equivalent to an annual effective rate of 0.80% of the daily net assets of the Variable Account. On each Policy Anniversary beginning with the 10th, the mortality and expense risk charge is reduced to 0.50% on an annual basis of the daily net assets of the Variable Account. On a current basis, the mortality and expense risk charge is reduced to 0.30% on an annual basis of the daily net assets on each Policy Anniversary beginning with the 10th, provided the Surrender Value is at least $100,000 or more on such Anniversary.

For Policies which are surrendered during the first fourteen Policy Years, the Company deducts a Surrender Charge. This Surrender Charge is comprised of an Underwriting Surrender Charge and a Sales Surrender Charge. The maximum initial Surrender Charge varies by issue ages, sexes, and underwriting classifications of the insureds and is calculated based on the initial Specified Amount. The following table illustrates the maximum initial Surrender Charge per $1,000 of initial Specified Amount for Policies which are issued on a male non-tobacco preferred and a female non-tobacco other than preferred basis. (see Appendix 1 for specific examples).

                     Average
                      Issue      Initial Specified Amount
                       Age             $100,000+
                       ---             ---------
                        35             $5.39
                        45              8.37
                        55             11.16
                        65             15.67
                        75             23.20

Underlying Mutual Fund shares are purchased at net asset value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each underlying Mutual Fund's investment adviser for managing the underlying Mutual Fund and selecting its portfolio of securities. Other underlying Mutual Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the underlying Mutual Fund. The management fees and other expenses for each underlying Mutual Fund for its most recently completed fiscal year, expressed as a percentage of the underlying Mutual Fund's average assets, are as follows:

                          -----------------------------------------------------------------------------------
                                                                    Management         Other            Total
                                                                       Fees           Expenses         Expenses
                          -----------------------------------------------------------------------------------
                          American Capital Real Estate Securities     1.00%            0.00%            1.00%
                          Portfolio
                          -----------------------------------------------------------------------------------
                          Dreyfus Stock Index Fund                    0.14%            0.26%            0.40%
                          -----------------------------------------------------------------------------------
                          Dreyfus Socially Responsible Growth Fund    0.00%            0.25%            0.25%
                          -----------------------------------------------------------------------------------
                          Fidelity VIP-Equity-Income Portfolio        0.52%            0.06%            0.58%
                          -----------------------------------------------------------------------------------
                          Fidelity VIP-Growth Portfolio               0.62%            0.07%            0.69%
                          -----------------------------------------------------------------------------------
                          Fidelity VIP-High Income Portfolio          0.61%            0.10%            0.71%
                          -----------------------------------------------------------------------------------
                          Fidelity VIP-Overseas Portfolio             0.77%            0.15%            0.92%
                          -----------------------------------------------------------------------------------
                          Fidelity VIP Fund II-Asset Manager          0.72%            0.07%            0.79%
                          Portfolio
                          -----------------------------------------------------------------------------------
                          Fidelity VIP Fund II-Contrafund Portfolio   0.62%            0.27%            0.89%
                          -----------------------------------------------------------------------------------
                          NSAT-Capital Appreciation Fund              0.50%            0.06%            0.56%
                          -----------------------------------------------------------------------------------
                          NSAT-Government Bond Fund                   0.50%            0.01%            0.51%
                          -----------------------------------------------------------------------------------
                          NSAT-Money Market Fund                      0.50%            0.04%            0.54%
                          -----------------------------------------------------------------------------------
                          NSAT-Total Return Fund                      0.50%            0.02%            0.52%
                          -----------------------------------------------------------------------------------
                          Neuberger & Berman Advisers Management      0.79%            0.12%            0.91%
                          Trust-Growth Portfolio
                          -----------------------------------------------------------------------------------
                          Neuberger & Berman Advisers Management      0.60%            0.13%            0.73%
                          Trust-Limited Maturity Bond Portfolio
                          -----------------------------------------------------------------------------------
                          Neuberger & Berman Advisers Management      0.80%            0.50%            1.30%
                          Trust-Partners Portfolio
                          -----------------------------------------------------------------------------------
                          Oppenheimer-Bond Fund                       0.75%            0.06%            0.81%
                          -----------------------------------------------------------------------------------
                          Oppenheimer-Global Securities Fund          0.75%            0.20%            0.95%
                          -----------------------------------------------------------------------------------
                          Oppenheimer-Multiple Strategies             0.74%            0.05%            0.79%
                          -----------------------------------------------------------------------------------
                          Strong Discovery Fund II, Inc.              1.00%            0.21%            1.21%
                          -----------------------------------------------------------------------------------
                          Strong Special Fund II, Inc.                1.00%            0.10%            1.10%
                          -----------------------------------------------------------------------------------
                          TCI Portfolios-TCI Balanced                 1.00%            0.00%            1.00%
                          -----------------------------------------------------------------------------------
                          TCI Portfolios-TCI Growth                   1.00%            0.00%            1.00%
                          -----------------------------------------------------------------------------------
                          TCI Portfolios-TCI International            1.50%            0.00%            1.50%
                          -----------------------------------------------------------------------------------
                          Van Eck-Worldwide Bond Fund                 0.75%            0.18%            0.93%
                          -----------------------------------------------------------------------------------
                          Van Eck-Gold and Natural Resources          0.75%            0.21%            0.96%
                          -----------------------------------------------------------------------------------
                          Warburg Pincus-International Equity         1.00%            0.44%            1.44%
                          Portfolio
                          -----------------------------------------------------------------------------------
                          Warburg Pincus-Small Company Growth         0.90%            0.35%            1.25%
                          Portfolio
                          -----------------------------------------------------------------------------------

The Mutual Fund expenses shown above are assessed at the underlying Mutual Fund level and are not direct charges against the Variable Account or reductions in Cash Value. These underlying Mutual Fund expenses are taken into consideration in computing each underlying Mutual Fund's net asset value, which is the share price used to calculate the Variable Account's unit value. The management fees and other expenses are more fully described in the prospectuses for each individual underlying Mutual Fund.

PREMIUMS

The minimum Initial Premium for which a Policy may be issued is equal to three Minimum Monthly Premiums. A policy may be issued to Insureds up to age 85.

For a limited time, the Policy Owner has the right to cancel the Policy and receive a full refund of premiums paid (see "Short-Term Right to Cancel Policy").

The Initial Premium is due on the Policy Date. It will be credited on the Policy Date. Any due and unpaid monthly deductions will be subtracted from the Cash Value at this time. Insurance will not be effective until the Initial Premium is paid. The Initial Premium is shown on the Policy data page.

Premiums, other than the Initial Premium may be made at any time while the Policy is in force subject to the limits described below. During the first three Policy Years, the total premium payments less any Policy Indebtedness, less any partial surrenders, and less any partial surrender fee must be greater than or equal to the Minimum Premium requirement in order to guarantee the Policy remain in force. The Minimum Premium requirement is equal to the Minimum Monthly Premium multiplied by the number of completed policy months. The Minimum Monthly Premium is shown on the Policy data page.

We will send Scheduled Premium payment reminder notices to you. We will send them according to the premium mode shown on the Policy data page.

You may pay the Initial Premium to us at our home office or to an authorized agent. All premiums after the first are payable at our home office. Premium receipts will be furnished upon request.

Each premium must be at least equal to the Minimum Monthly Premium. The Company reserves the right to require satisfactory evidence of insurability before accepting any additional premium payment which results in any increase in the net amount at risk. Also, we will refund any portion of any premium payment which is determined to be in excess of the premium limit established by law to qualify your Policy as a contract for life insurance. Where permitted by state law, we may also require that any existing Policy Indebtedness is repaid prior to accepting any additional premium payments.

                      NATIONWIDE LIFE INSURANCE COMPANY

The Company is a stock life insurance company organized under the laws of the State of Ohio in March, 1929. The Company is a member of the Nationwide Insurance Enterprise which includes Nationwide Mutual Insurance Company, Nationwide Indemnity Company, Nationwide Mutual Fire Insurance Company, Nationwide Life and Annuity Insurance Company, Nationwide Property and Casualty Insurance Company, National Casualty Company, West Coast Life Insurance Company, Scottsdale Indemnity Company and Nationwide General Insurance Company. The Company's home office is at One Nationwide Plaza, Columbus, Ohio 43216.

The Company offers a complete line of life insurance, including annuities and accident and health insurance. It is admitted to do business in all states, the District of Columbia, and Puerto Rico (For additional information, see "The Company").

                             THE VARIABLE ACCOUNT

The Variable Account was established by a resolution of the Company's Board of Directors, on May 7, 1987, pursuant to the provisions of Ohio law. The Company has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940. Such registration does not involve supervision of the management of the Variable Account or the Company by the Securities and Exchange Commission.

The Variable Account is a separate investment account of the Company and as such, is not chargeable with the liabilities arising out of any other business the Company may conduct. The Company does not guarantee the investment performance of the Variable Account. The death benefit and Cash Value under the Policy may vary with the investment performance of the investments in the Variable Account (see "How the Death Benefit Varies", and "How the Cash Value Varies").

Net Premium payments and Cash Value are allocated within the Variable Account among one or more sub-accounts (see "Tax Matters").
The assets of each sub-account are used to purchase shares of the underlying Mutual Fund options designated by the Policy Owner. Thus, the investment performance of a Policy depends upon the investment performance of the underlying Mutual Fund options designated by the Policy Owner.

INVESTMENTS OF THE VARIABLE ACCOUNT

At the time of application, the Policy Owner elects to have the Net Premiums allocated among one or more of the Variable Account sub-accounts and the Fixed Account (see "Allocation of Cash Value"). During the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy, all Net Premiums not allocated to the Fixed Account are placed in the Nationwide Separate Account Trust Money Market Fund sub-account. At the end of this period, the Cash Value in that sub-account will be transferred to the Variable
Account sub-accounts based on the Fund allocation factors.   Any subsequent Net
Premiums received after this period will be allocated based on the Fund allocation factors.

No less than 5% of Net Premiums may be allocated to any one sub-account or the Fixed Account. The Policy Owner may change the allocation of Net Premiums or may transfer Cash Value from one sub-account to another, subject to such terms and conditions as may be imposed by each underlying Mutual Fund option and as set forth in this prospectus (see "Transfers", "Allocation of Cash Value", and "Short-Term Right to Cancel Policy").

These underlying Mutual Fund options are available only to serve as the underlying investment for variable annuity and variable life contracts issued through separate accounts of life insurance companies which may or may not be affiliated, also known as "mixed and shared funding." There are certain risks associated with mixed and shared funding, which is disclosed in the underlying Mutual Funds' prospectuses. A full description of the underlying Mutual Funds, their investment policies and restrictions, risks and charges are contained in the prospectuses of the respective underlying Mutual Funds.

Each of the underlying Mutual Fund options is a registered investment company which receives investment advice from a registered investment adviser:

        1) Dreyfus Stock Index Fund, managed by Wells Fargo Nikko Investment Advisors;

        2) The Dreyfus Socially Responsible Growth Fund, Inc., managed by Dreyfus Corporation;

        3) Fidelity Variable Insurance Products Fund, managed by Fidelity Management & Research Company; and

        4) Fidelity Variable Insurance Products Fund II, managed by Fidelity Management & Research Company.

        5) Nationwide Separate Account Trust, managed by Nationwide Financial Services, Inc.;

        6) Neuberger & Berman Advisers Management Trust, managed by Neuberger & Berman Management Incorporated;

        7) Oppenheimer Variable Account Funds, managed by Oppenheimer Management Corporation;

        8) Strong Variable Insurance Products Fund, managed by Strong/Corneliuson Capital Management, Inc.;

        9) TCI Portfolios, Inc., a member of the Twentieth Century Family of Mutual Funds;

        10) Van Eck Worldwide Insurance Trust, managed by Van Eck Associates Corporation;

        11) Van Kampen American Capital Life Investment Trust managed by Van Kampen American Capital Management, Inc.

        12)     Warburg Pincus Trust, managed by Warburg Pincus Counsellors,
                Inc.

A summary of investment objectives is contained in the description of each underlying Mutual Fund below. More detailed information may be found in the current prospectus for each underlying Mutual Fund option. A prospectus for the underlying Mutual Fund option(s) being considered must accompany this prospectus and should be read in conjunction herewith.

DREYFUS

-       DREYFUS STOCK INDEX FUND

        Dreyfus Stock Index Fund is an open-end, non-diversified, management investment company. It was incorporated under Maryland law on January 24, 1989, and commenced operations on September 29, 1989. Wells Fargo Nikko Investment Advisors serves as the Fund's index fund manager. As of May 1, 1994, Dreyfus Life and Annuity Index Fund began doing business as Dreyfus Stock Index Fund.

        Investment Objective: To provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

-       DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

        Dreyfus Socially Responsible Growth Fund, Inc. is an open-end, diversified, management investment company. It was incorporated under Maryland law on July 20, 1992, and commenced operations on October 7, 1993. Dreyfus Corporation serves as the Fund's investment advisor. Tiffany Capitol Advisors, Inc. serves as the Fund's sub-investment adviser and provides day-to-day management of the Fund's portfolio.

        Investment Objective: The Fund's primary goal is to provide capital growth through equity investment in companies that, in the opinion of the Fund's management, not only meet traditional investment standards, but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is secondary to the primary goal.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND

The Fund is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981. The Fund's shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. Fidelity Management & Research Company ("FMR") is the Fund's manager.

-       HIGH INCOME PORTFOLIO

        Investment Objective: Seeks to obtain a high level of current income by investing primarily in high-risk, high-yielding, lower-rated, fixed-income securities, while also considering growth of capital. The portfolio's manager will seek high current income normally by investing the Portfolio's assets as follows:

        - at least 65% in income-producing debt securities and preferred stocks, including convertible securities, zero coupon securities, and mortgage-backed and asset-backed securities.

        - up to 20% in common stocks and other equity securities when consistent with the Portfolio's primary objective or acquired as part of a unit combining fixed-income and equity securities.

Higher yields are usually available on securities that are lower-rated or that are unrated. Lower-rated securities are usually defined as Ba or lower by Moody's; BB or lower by Standard & Poor's and may be deemed to be of a speculative nature. The Portfolio may also purchase lower-quality bonds such as those rated Ca3 by Moody's or C- by Standard & Poor's which provide poor protection for payment of principal and interest (commonly referred to as "junk bonds"). For a further discussion of lower-rated securities, please see the "Risks of Lower-Rated Debt Securities" section of the Portfolio's prospectus.

-       EQUITY-INCOME PORTFOLIO

        Investment Objective: To seek reasonable income by investing primarily in income-producing equity securities. In choosing these securities FMR also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

-       GROWTH PORTFOLIO

        Investment Objective: Seeks to achieve capital appreciation. This Portfolio will invest in the securities of both well-known and established companies, and smaller, less well-known companies which may have a narrow product line or whose securities are thinly traded.
        These latter securities will often involve greater risk than may be found in the ordinary investment security. FMR's analysis and expertise plays an integral role in the selection of securities and, therefore, the performance of the Portfolio. Many securities which FMR believes would have the greatest potential may be regarded as speculative, and investment in the Portfolio may involve greater risk than is inherent in other mutual funds. It is also important to point out that the Portfolio makes most sense for you if you can afford to ride out changes in the stock market, because it invests primarily in common stocks. FMR also can make temporary investments in securities such as investment-grade bonds, high-quality preferred stocks and short-term notes, for defensive purposes when it believes market conditions warrant.

-       OVERSEAS PORTFOLIO

        Investment Objective: To seek long term growth of capital primarily through investments in foreign securities. The Overseas Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

The Fund is an open-end, diversified, management investment company organized as a Massachusetts business trust on March 21, 1988. The Fund's shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. FMR is the Fund's manager.

-       ASSET MANAGER PORTFOLIO

        Investment Objective: To seek to obtain high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed income instruments.

-       CONTRAFUND PORTFOLIO

        Investment Objective: To seek capital appreciation by investing primarily in companies that the fund manager believes to be undervalued due to an overly pessimistic appraisal by the public. This strategy can lead to investments in domestic or foreign companies, small and large, many of which may not be well known. The fund primarily invests in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.

NATIONWIDE SEPARATE ACCOUNT TRUST

Nationwide Separate Account Trust (the "Trust") is a diversified open-end management investment company organized under the laws of Massachusetts, by a Declaration of Trust, dated June 30, 1981, as subsequently amended. The Trust offers shares in the four separate Funds listed below, each with its own investment objectives. Currently, shares of the Trust will be sold only to life insurance company separate accounts to fund the benefits under variable insurance or annuity policies issued by life insurance companies. The assets of the Trust are managed by Nationwide Financial Services, Inc., of One Nationwide Plaza, Columbus, Ohio 43216, a wholly-owned subsidiary of Nationwide Life Insurance Company.

-       CAPITAL APPRECIATION FUND

        Investment Objective: The Fund is designed for investors who are interested in long-term growth. The Fund seeks to meet its objective primarily through a diversified portfolio of the common stock of companies which the investment manager determines have a better-than-average potential for sustained capital growth over the long term.

-       MONEY MARKET FUND

        Investment Objective: To seek as high a level of current income as is considered consistent with the preservation of capital and liquidity by investing primarily in money market instruments.

-       GOVERNMENT BOND FUND

        Investment Objective: To provide as high a level of income as is consistent with capital preservation through investing primarily in bonds and securities issued or backed by the U.S. Government, its agencies or instrumentalities.

-       TOTAL RETURN FUND

        Investment Objective: To obtain a reasonable long-term total return (i.e., earnings growth plus potential dividend yield) on invested capital from a flexible combination of current return and capital gains through investments in common stocks, convertible issues, money market instruments and bonds with a primary emphasis on common stocks.

NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST

Neuberger & Berman Advisers Management Trust is an open-end diversified management investment company established as a Massachusetts business trust on December 14, 1983. Shares of the Trust are offered in connection with certain variable annuity contracts and variable life insurance policies issued through life insurance company separate accounts and are also offered directly to qualified pension and retirement plans outside of the separate account context. The investment adviser is Neuberger & Berman Management Incorporated.

-       LIMITED MATURITY BOND PORTFOLIO

        Investment Objective: To provide the high level of current income, consistent with low risk to principal and liquidity. As a secondary objective, it also seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal. It seeks to achieve its objectives through investments in a diversified portfolio of limited maturity debt securities.

-       GROWTH PORTFOLIO

        Investment Objective: The Portfolio seeks capital growth through investments in common stocks of companies that the investment adviser believes will have above average earnings or otherwise provide investors with above average potential for capital appreciation. To maximize this potential, the investment adviser may also utilize, from time to time, securities convertible into common stocks, warrants and options to purchase such stocks.

-       PARTNERS PORTFOLIO

        Investment Objective: To seek capital growth. This portfolio will seek to achieve its objective by investing primarily in the common stock of established companies. Its investment program seeks securities believed to be undervalued based on fundamentals such as low price-to-earnings ratios, consistent cash flows, and support from asset values. The objective of the Partners Portfolio is not fundamental and can be changed by the Trustees of the Trust without shareholder approval. Shareholders will, however, receive at least 30 days prior notice thereof. There is no assurance the investment objective will be met.

OPPENHEIMER VARIABLE ACCOUNT FUNDS

The Oppenheimer Variable Account Funds is an open-ended, diversified management investment company organized as a Massachusetts business trust in 1984. Shares of the Funds are sold only to provide benefits under variable life insurance policies and variable annuity contracts. Oppenheimer Management Corporation is the Funds' investment advisor.

-       BOND FUND

        Investment Objective: Primarily to seek a high level of current income from investment in high yield fixed-income securities rated "Baa" or better by Moody's or "BBB" or better by Standard & Poor's. Secondarily, the Fund seeks capital growth when consistent with its primary objective.

-       GLOBAL SECURITIES FUND

        Investment Objective: To seek long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations which are considered to have appreciation possibilities. Current income is not an objective. These securities may be considered to be speculative.

-       MULTIPLE STRATEGIES FUND

        Investment Objective: To seek a total investment return (which includes current income and capital appreciation in the value of its shares) from investments in common stocks and other equity securities, bonds and other debt securities, and "money market" securities.

STRONG VARIABLE INSURANCE PRODUCTS FUNDS

The Strong Variable Insurance Products Funds are diversified, open-end management investment companies, commonly called mutual funds. Strong Special Fund II, Inc. ("Special Fund II") and Strong Discovery Fund II, Inc. ("Discovery Fund II") were separately incorporated in Wisconsin on December 28, 1990. Shares of the Funds may only be purchased by the separate accounts of insurance companies for the purpose of funding variable annuity and variable life insurance contracts. Strong/Corneliuson Capital Management, Inc. is the investment advisor for each of the Funds.

-       SPECIAL FUND II, INC.

        Investment Objective: To seek capital appreciation through investments in a diversified portfolio of equity securities.

-       DISCOVERY FUND II, INC.

        Investment Objective: To seek maximum capital appreciation through investments in a diversified portfolio of securities.

TCI PORTFOLIOS, INC., A MEMBER OF THE TWENTIETH CENTURY FAMILY OF MUTUAL FUNDS

TCI Portfolios, Inc. was organized as a Maryland corporation in 1987. It is a diversified, open-end management company, designed only to provide investment vehicles for variable annuity and variable life insurance products of insurance companies. A member of the Twentieth Century Family of Mutual Funds, TCI Portfolios is managed by Investors Research Corporation.

-       TCI BALANCED

        Investment Objective: Capital growth and current income. The fund will seek to achieve its objective by maintaining approximately 60% of the assets of the fund in common stocks (including securities convertible into common stocks and other equity equivalents) that are considered by management to have better-than-average prospects for appreciation and approximately 40% in fixed income securities. There can be no assurance that the Fund will achieve its investment objective.

-       TCI GROWTH

        Investment Objective: Capital growth. The fund will seek to achieve its objective by investing in common stocks (including securities convertible into common stocks and other equity equivalents) that meet certain fundamental and technical standards of selection and have, in the opinion of the fund's investment manager, better than average potential for appreciation. The fund tries to stay fully invested in such securities, regardless of the movement of stock prices generally.

        The fund may invest in cash and cash equivalents temporarily or when it is unable to find common stocks meeting its criteria of selection. It may purchase securities only of companies that have a record of at least three years continuous operation. There can be no assurance that the Fund will achieve its investment objective.

-       TCI INTERNATIONAL

        Investment Objective: To seek capital growth. The fund will seek to achieve its investment objective by investing primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and, in the opinion of the investment manager, have potential for appreciation. Under normal conditions, the fund will invest at least 65% of its assets in common stocks or other equity securities of issuers from at least three countries outside the United States. Securities of United States issuers may be included in the portfolio from time to time. Although the primary investment of the fund will be common stocks (defined to include depository receipts for common stocks), the fund may also invest in other types of securities consistent with the fund's objective. When the manager believes that the total return potential of other securities equals or exceeds the potential return of common stocks, the fund may invest up to 35% of its assets in such other securities. There can be no assurance that the fund will achieve its objectives.

        (Although the Statement of Additional Information concerning TCI Portfolios, Inc., refers to redemptions of securities in kind under certain conditions, all surrendering or redeeming Contract Owners will receive cash from the Company.)

VAN ECK WORLDWIDE INSURANCE TRUST

Van Eck Worldwide Insurance Trust is an open-end management investment company organized as a "business trust" under the laws of the Commonwealth of Massachusetts on January 7, 1987. Shares of the Trust are offered only to separate accounts of various insurance companies to fund benefits of variable insurance and annuity policies. The assets of the Trust are managed by Van Eck Associates Corporation.

-       GOLD AND NATURAL RESOURCES FUND

        Investment Objective: To seek long-term capital appreciation by investing in equity and debt securities of companies engaged in the exploration, development, production and distribution of gold and other natural resources, such as strategic and other metals, minerals, forest products, oil, natural gas and coal. Current income is not an objective.

-       WORLDWIDE BOND FUND

        Investment Objective: To seek high total return through a flexible policy of investing globally, primarily in debt securities.

VAN KAMPEN AMERICAN CAPITAL LIFE INVESTMENT TRUST

      The Van Kampen American Capital Life Investment Trust is an open-end diversified management investment company organized as a Massachusetts business trust on June 3, 1985. The Trust offers shares in separate portfolios which are sold only to insurance companies to provide funding for variable life insurance policies and variable annuity contracts. Van Kampen American Capital Asset Management, Inc. serves as the Portfolio's investment adviser.


        -AMERICAN CAPITAL REAL ESTATE SECURITIES FUND

        Investment Objective: To seek long-term capital growth by investing in a portfolio of securities of companies operating in the real estate industry ("Real Estate Securities"). Current income is a secondary consideration. Real Estate Securities include equity securities, common stocks and convertible securities, as well as non-convertible preferred stocks and debt securities of real estate industry companies. A "real estate industry company" is a company that derives at least 50% of its assets (marked to market), gross income or net profits from the ownership, construction, management or sale of residential, commercial or industrial real estate. Under normal market conditions, at least 65% of the Fund's total assets will be invested in Real Estate Securities, primarily equity securities of real estate investment trusts. The Fund may invest up to 25% of its total assets in securities issued by foreign issuers, some or all of which may also be Real Estate Securities. There can be no assurance that the Fund will achieve its investment objective.

WARBURG PINCUS TRUST

The Warburg Pincus Trust ("Trust") is an open-end management investment company organized in March 1995 as a business trust under the laws of The Commonwealth of Massachusetts. The Trust offers its shares to insurance companies for allocation to separate accounts for the purpose of funding variable annuity and variable life contracts. Trust portfolios are managed by Warburg, Pincus Counsellors, Inc. ("Counsellors.")

-       INTERNATIONAL EQUITY PORTFOLIO

        Investment Objective: To seek long-term capital appreciation by investing primarily in a broadly diversified portfolio of equity securities of companies, wherever organized, that in the judgment of "Counsellors" have their principal business activities and interests outside the United States. The Portfolio will ordinarily invest substantially all of its assets, but no less than 65% of its total assets, in common stocks, warrants and securities convertible into or exchangeable for common stocks. The Portfolio intends to invest principally in the securities of financially strong companies with opportunities for growth within growing international economies and markets through increased earning power and improved utilization or recognition of assets.

-       SMALL COMPANY GROWTH PORTFOLIO

        Investment Objective: To seek capital growth by investing in a portfolio of equity securities of small-sized domestic companies. The Portfolio ordinarily will invest at least 65% of its total assets in common stocks or warrants of small-sized companies (i.e., companies having stock market capitalizations of between $25 million and $1 billion at the time of purchase) that represent attractive opportunities for capital growth. The Portfolio intends to invest primarily in companies whose securities are traded on domestic stock exchanges or in the over-the-counter market. The Portfolio's investments will be made on the basis of their equity characteristics and securities ratings generally will not be a factor in the selection process.

REINVESTMENT

The Funds described above have as a policy the distribution of dividends in the form of additional shares (or fractions thereof) of the underlying Mutual Funds. The distribution of additional shares will not affect the number of Accumulation Units attributable to a particular Policy. (See "Allocation of Cash Value.")

TRANSFERS

After the first Policy Anniversary, the Policy Owner may annually transfer a portion of the value of the Variable Account to the Fixed Account, without penalty or adjustment. The Policy Owner may request a transfer of up to 100% of the Cash Value from the Variable Account to the Fixed Account. The Company reserves the right to restrict transfers to the Fixed Account to 25% of the Cash Value. The Policy Owner's Cash Value in each sub-account will be determined as of the date the transfer request is received in the home office in good order.

The Policy Owner may transfer a portion of the value of the Fixed Account to the Variable Account once each Policy Year, without penalty or adjustment. The Policy Owner may request a transfer of up to 100% of the Cash Value in the Fixed Account to the Variable sub-accounts. The Company reserves the right to restrict the amounts of such transfers to 25% of the Cash Value in the Fixed Account.

Transfers among the sub-accounts may be made once per Valuation Date and may be made either in writing or, in states allowing such transfers, by telephone. In states allowing telephone transfers, and if the Owner so elects, the Company will also permit the Policy Owner to utilize the Telephone Exchange Privilege for exchanging amounts among sub-account options. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include any or all of the following, or such other procedures as the Company may, from time to time, deem reasonable: requesting identifying information, such as name, contract number, Social Security number, and/or personal identification number; tape recording all telephone transactions; and providing written confirmation thereof to both the Policy Owner and any agent of record at the last address of record. Although failure to follow reasonable procedures may result in the Company's liability for any losses due to unauthorized or fraudulent telephone transfers, the Company will not be liable for following instructions communicated by telephone which it reasonably believes to be genuine. Any losses incurred pursuant to actions taken by the Company in reliance on telephone instructions reasonably believed to be genuine shall be borne by the Contract Owner. The Company may determine to withdraw the Telephone Exchange Privilege, upon 30 days written notice to Policy Owners.

Policy Owners who have entered into a Dollar Cost Averaging Agreement with the Company (see "Dollar Cost Averaging" below) may transfer from the Fixed Account to the Variable Account under the terms of that agreement.

DOLLAR COST AVERAGING

The Policy Owner may direct the Company to automatically transfer from the Money Market sub-account, Fixed Account, or the Limited Maturity Bond Portfolio sub-account to any other sub-account within the Variable Account on a monthly basis. This service is intended to allow the Policy Owner to utilize Dollar Cost Averaging, a long-term investment program which provides for regular, level investments over time. The Company makes no guarantees that Dollar Cost Averaging, will result in a profit or protect against loss in a declining market. To qualify for Dollar Cost Averaging, there must be a minimum total Cash Value, less Policy Indebtedness, of $15,000. Transfers for purposes of Dollar Cost Averaging can only be made from the Money Market sub-account, Fixed Account, or the Limited Maturity Bond Portfolio sub-account. The minimum monthly Dollar Cost Averaging transfer is $100. In addition, Dollar Cost Averaging monthly transfers from the Fixed Account must be equal to or less than 1/30th of the Fixed Account value when the Dollar Cost Averaging program is requested. Transfers out of the Fixed Account, other than for Dollar Cost Averaging, may be subject to certain additional restrictions (see "Transfers" above). A written election of this service, on a form provided by the Company, must be completed by the Policy Owner in order to begin transfers. Once elected, transfers from the Money Market sub-account, Fixed Account, or the Limited Maturity Bond Portfolio sub-account will be processed monthly until either the value in the Money Market sub-account, Fixed Account, or the Limited Maturity Bond Portfolio sub-account is completely depleted or the Policy Owner instructs the Company in writing to cancel the monthly transfers.

The Company reserves the right to discontinue offering Dollar Cost Averaging upon 30 days' written notice to Policy Owners however, any such discontinuation would not affect Dollar Cost Averaging programs already commenced. The Company also reserves the right to assess a processing fee for this service.

SUBSTITUTION OF SECURITIES

If shares of the underlying Mutual Fund options should no longer be available for investment by the Variable Account or, if in the judgment of the Company's management further investment in such underlying Mutual Funds should become inappropriate in view of the purposes of the Policy, the Company may substitute shares of another underlying Mutual Fund for shares already purchased or to be purchased in the future by Net Premium payments under the Policy. No substitution of securities in the Variable Account may take place without prior approval of the Securities and Exchange Commission, and under such requirements as it and any state insurance department may impose.

VOTING RIGHTS

Voting rights under the Policies apply only with respect to Cash Value allocated to the sub-accounts of the Variable Account.

In accordance with its view of present applicable law, the Company will vote the shares of the underlying Mutual Funds held in the Variable Account at regular and special meetings of the shareholders of the underlying Mutual Funds in accordance with instructions received from Policy Owners. However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the shares of the underlying Mutual Funds in its own right, the Company may elect to do so.

The Policy Owner shall have the voting interest under a Policy. The number of shares in each sub-account for which the Policy Owner may give voting instructions is determined by dividing any portion of the Policy's Cash Value derived from participation in that underlying Mutual Fund by the net asset value of one share of that underlying Mutual Fund.

The number of shares which a person has a right to vote will be determined as of a date chosen by the Company, but not more than 90 days prior to the meeting of the underlying Mutual Fund. Voting instructions will be solicited by written communication prior to such meeting.

The Company will vote underlying Mutual Fund shares in accordance with instructions received from the Policy Owners. Underlying Mutual Fund shares held by the Company or by the Variable Account as to which no timely instructions are received will be voted by the Company in the same proportion as the voting instructions which are received.

Each person having a voting interest in the Variable Account will receive periodic reports relating to investments of the Variable Account, the underlying Mutual Funds' proxy material and a form with which to give such voting instructions.

Notwithstanding contrary Policy Owner voting instructions, the Company may vote underlying Mutual Fund shares in any manner necessary to enable the underlying Mutual Fund to: (1) make or refrain from making any change in the investments or investment policies for any of the underlying Mutual Funds, if required by an insurance regulatory authority; (2) refrain from making any change in the investment policies or any investment adviser or principal underwriter of any portfolio which may be initiated by Policy Owners or the underlying Mutual Fund's Board of Directors, provided the Company's disapproval of the change is reasonable and, in the case of a change in the investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the portfolio's objective and purposes; or (3) enter into or refrain from entering into any advisory agreement or underwriting contract, if required by any insurance regulatory authority.

                        INFORMATION ABOUT THE POLICIES

UNDERWRITING AND ISSUANCE

-Minimum Requirements for Issuance of a Policy

The Policies are designed to provide life insurance coverage and the flexibility to vary the amount and frequency of premium payments. At issue, the Policy Owner selects the initial Specified Amount, consisting of the initial Basic Specified Amount and the initial Supplemental Specified Amount, if any, and premium. The minimum Specified Amount is $100,000. Policies may be issued to Insureds with issue ages 18 to 85. Before issuing any Policy, the Company requires satisfactory evidence of insurability which may include medical examinations.

-Premium Payments

The Initial Premium for a Policy is payable in full to an authorized agent or at the Company's home office. Upon payment of an initial premium, temporary insurance may be provided, subject to a maximum amount. The effective date of permanent insurance coverage is dependent upon completion of all underwriting requirements, payment of the entire Initial Premium, and delivery of the policy while both Insureds are still living.

Subsequent premiums may be paid at any time while the Policy is in force subject to the limits described below. During the first three Policy Years, the total premium payments less any Policy Indebtedness, partial surrenders, and less any partial surrender fee must be greater than or equal to the Minimum Premium requirement in order to guarantee the Policy remains in force. The Minimum Premium requirement is equal to the Minimum Monthly Premium multiplied by the number of completed policy months. The Minimum Monthly Premium is shown on the Policy data page.

Each premium payment must be at least equal to the Minimum Monthly Premium. Additional premium payments may be made at any time while the Policy is in force. However, the Company reserves the right to require satisfactory evidence of insurability before accepting any additional premium payment which results in an increase in the net amount at risk. Also, the Company will refund any portion of any premium payment which is determined to be in excess of the premium limit established by law to qualify the Policy as a contract for life insurance. The Company may also require that any existing Policy Indebtedness is repaid prior to accepting any additional premium payments. Additional premium payments or other changes to the contract, may jeopardize the Policy's non-modified endowment status. The Company will monitor premiums paid and other policy transactions and will notify the Policy Owner when non-modified endowment contract status is in jeopardy (see "Tax Matters").

ALLOCATION OF CASH VALUE

At the time a Policy is issued, its Cash Value will be based on the Nationwide Separate Account Trust Money Market Fund sub-account value or the Fixed Account as if the Policy had been issued and the Initial Net Premium invested on the date such premium was received in good order by the Company. When the Policy is issued, the Net Premiums will be allocated to the Nationwide Separate Account Trust Money Market Fund sub-account (for any Net Premiums allocated to a sub-account on the Application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. Net Premiums not designated for the Fixed Account will be placed in the Nationwide Separate Account Trust

Money Market Sub-Account. At the expiration of the period in which the Policy Owner may exercise his or her short term right to cancel the Policy, shares of the underlying Mutual Funds specified by the Policy Owner are purchased at net asset value for the respective sub-account(s). The Policy Owner may change the allocation of Net Premiums or may transfer Cash Value from one sub-account to another, subject to such terms and conditions as may be imposed by each underlying Mutual Fund and as set forth in the prospectus. Net Premiums allocated to the Fixed Account at the time of application may not be transferred prior to the first Policy Anniversary (see "Transfers" and "Investments of the Variable Account").

The designation of investment allocations will be made by the prospective Policy Owner at the time of application for a Policy. The Policy Owner may change the way in which future Net Premiums are allocated by giving written notice to the Company. All percentage allocations must be in whole numbers, and must be at least 5%. The sum of allocations must equal 100%.

SHORT-TERM RIGHT TO CANCEL POLICY

A Policy may be returned for cancellation and a full refund of premium within 10 days after the Policy is received, within 45 days after the application for insurance is signed, or within 10 days after the Company mails or delivers a Notice of Right of Withdrawal, whichever is latest. The Policy can be mailed or delivered to the registered representative who sold it, or to the Company. Immediately after such mailing or delivery, the Policy will be deemed void from the beginning. The Company will refund the total premiums paid within seven days after it receives the Policy.

POLICY CHARGES

DEDUCTIONS FROM PREMIUMS

The Company deducts a sales load from each premium payment which will not exceed 5.0% during the first ten policy years or 1.5% thereafter. Currently, the sales load is 5.0% during the first ten policy years and 0% thereafter. The total sales load actually deducted from any Policy will be equal to the sum of this front-end sales load plus any sales surrender charge that may be deducted from Policies that are surrendered.

The Company also deducts a tax expense charge from all premium payments equal to 3.5%. This charge reimburses the Company for premium taxes imposed by various state and local jurisdictions and for federal taxes imposed under Section 848 of the Code.

The 2.25% premium tax deduction approximates the Company's average expense for state and local premium tax. Premium taxes vary by jurisdiction ranging from zero to more than 4%. The premium tax deduction is made whether or not any premium tax applies and the deduction may be higher or lower than the premium tax imposed. The 1.25% federal tax deduction is designed to reimburse the Company for expenses incurred from federal taxes imposed under Section 848 of the Code (enacted by the Omnibus Budget Reconciliation Act of 1990). The federal tax deduction is a factor the Company must use when computing the maximum sales load chargeable under SEC rules. The Company does not expect to make a profit from the tax expense charge. These charges will be increased or decreased to reflect charges in these or additional taxes imposed on the Company.

SURRENDER CHARGES

The Company will deduct a Surrender Charge from the Policy's Cash Value for any Policy surrendered during the first fourteen Policy Years. The maximum initial Surrender Charge varies by the issue ages, sexes, and underwriting classifications of the Insureds and is calculated based on the initial Specified Amount. The following table illustrates the maximum initial Surrender Charge per $1,000 of initial Specified Amount for Policies which are issued on a male non-tobacco preferred and a female non-tobacco other than preferred basis (see Appendix 1 for specific examples).

                              Average
                               Issue    Initial Specified Amount
                                Age           $100,000+
                                ---           ---------
                                 35             $5.39
                                 45              8.37
                                 55             11.16
                                 65             15.67
                                 75             23.20



The Surrender Charge is comprised of two components: an underwriting surrender charge and sales surrender charge. The underwriting surrender charge varies by issue age in the following manner:

                               Underwriting Surrender
                     Issue   Charge per $1,000 of Initial
                      Age          Specified Amount
                      ---          ----------------
                      0-39            $4.00
                     40-49             6.00
                     50-59             7.00
                     60-85             8.00



The underwriting surrender charge is designed to cover the administrative expenses associated with underwriting and issuing the Policy, including the costs of processing applications, conducting medical exams, determining insurability and the Insured's underwriting class, and establishing policy records. The Company does not expect to profit from the underwriting surrender charges. The Surrender Charge may be insufficient to recover certain expenses related to the sale of the Policies. Unrecovered expenses are born by the Company's general assets which may include profits, if any, from mortality and expense risk charges (see "Deductions from the Sub-Accounts"). Additional premiums and/or income earned on assets in the Variable Account have no effect on these charges. The remainder of the Surrender Charge which is not attributable to the underwriting surrender charge component represents the sales surrender charge component. In no event will this component exceed 23 3/4% of the lesser of the Guideline Level Premium in the first year or the premiums actually paid in the first year. The purpose of the sales surrender charge component is to reimburse the Company for some of the expenses incurred in the distribution of the Policies.

The Surrender Charge is reduced in subsequent Policy Years in the following manner:

                   Surrender Charge                      Surrender Charge                      Surrender Charge
   Completed      as a % of Initial      Completed      as a % of Initial       Completed      as a % of Initial
  Policy Years     Surrender Charge    Policy Years     Surrender Charges     Policy Years     Surrender Charge
       0                 100%                5                 85%                 10                 60%
       1                 100%                6                 80%                 11                 45%
       2                 100%                7                 75%                 12                 30%
       3                  95%                8                 70%                 13                 15%
       4                  90%                9                 65%                 14+                 0%



Special guaranteed maximum Surrender Charges apply in Pennsylvania (see Appendix 1).

DEDUCTIONS FROM CASH VALUE

The Company also deducts the following charges from the Policy's Cash Value on the Policy Date and each subsequent Monthly Anniversary Day:

1.    monthly cost of insurance charges; plus

2.    monthly cost of any additional benefits provided by riders; plus

3.    monthly administrative expense charge; plus

4. the increase charge per $1000 applied to any increase in the Specified Amount (see "Specified Amount Increases"). The increase charge is $2.04 per year per $1000 and is shown on the Policy data page. This charge is designed to cover the costs associated with increasing the Specified Amount (see "Policy Charges"). This charge will be deducted on each Monthly Anniversary Day for the first 12 months after the increase becomes effective.

These deductions will be charged proportionately to the Cash Value in each Variable Account sub-account and the Fixed Account.

-Monthly Cost of Insurance

The monthly cost of insurance charge is determined in a manner that reflects the anticipated mortality of the two Insureds and the fact that the death benefit is not payable until the death of the second Insured to die.

The monthly cost of insurance charge for each policy month is determined by multiplying the monthly cost of insurance rate by the net amount at risk. The net amount at risk is the difference between the death benefit and the Policy's Cash Value, each calculated at the beginning of the policy month.

If death benefit Option 1 is in effect and there have been increases in the Specified Amount, then the Cash Value shall first be considered a part of the initial Specified Amount. If the Cash Value exceeds the initial Specified Amount, it shall then be considered a part of the additional increases in Specified Amount resulting from the increases in the order of the increases.

Monthly cost of insurance rates will not exceed those guaranteed in the Policy. Guaranteed cost of insurance rates are based on the 1980 Commissioners Standard Ordinary Mortality Table, Age Last Birthday (1980 CSO). Guaranteed cost of insurance rates for Policies issued on a substandard basis are based on appropriate percentage multiples of the 1980 CSO. These mortality tables are sex distinct. In addition, separate mortality tables will be used for standard and non-tobacco.

The rate class of an Insured may affect the cost of insurance rate. The Company currently places Insureds into both standard rate classes and substandard classes that involve a higher mortality risk. In an otherwise identical Policy, an Insured in the standard rate class will have a lower cost of insurance than an Insured in a rate class with higher mortality risks.

-Monthly Administrative Charge

The Company deducts a monthly Administrative Expense Charge to reimburse it for certain expenses related to maintenance of the Policies, accounting and record keeping and periodic reporting to Policy Owners. This charge is designed only to reimburse the Company for certain actual administrative expenses. The Company does not expect to recover from this charge any amount in excess of aggregate maintenance expenses. Currently, this charge is:

                                             Per $1,000 Basic
                  Policy Year(s)             Specified Amount
                       1-10              $0.04 but not less than
                                         $20.00 on more than $80 per
                                         policy

                       11+               $0.02 but not less than
                                         $10.00 on more than $40 per
                                         policy

                The charge for year 11+ may be increased at the sole discretion of the Company but may not exceed the charge for years 1-10.

-Increase Charge

The Increase Charge is comprised of two components: an underwriting increase charge and a sales increase charge (see "Specified Amount Increases"). The underwriting charge is $1.50 per year per $1000. This charge is to cover the cost of underwriting the increases and any processing expenses. The Company does not expect to profit from this charge. The sales charge is equal to .54 per year per $1000 and reimburses the Company for expenses incurred in distribution.

DEDUCTIONS FROM THE SUB-ACCOUNTS

The Company assumes certain risks for guaranteeing the mortality and expense charges. The mortality risks assumed under the Policies is that both Insureds may die sooner than expected. The expense risk assumed is that the actual expenses incurred in issuing and administering the Policies may be greater than expected. In addition, the Company assumes risks associated with the non-recovery of policy issue, underwriting and other administrative expenses due to Policies which lapse or are surrendered in the early Policy Years.

To compensate the Company for assuming these risks associated with the Policies, the Company deducts on a daily basis from the assets of the Variable Account a charge to provide for mortality and expense risks. This charge is equivalent to an annual effective rate of 0.80% of the daily net assets of the Variable Account. On each Policy Anniversary beginning with the 10th, the mortality and expense risk charge is reduced to 0.50% on an annual basis of the daily net assets of the Variable Account. On a current basis, the mortality and expense risk charge is reduced to 0.30% of an annual basis of the daily net assets on each Policy Anniversary beginning with the 10th, provided the Surrender Value is at least $100,000 on such Anniversary. To the extent that future levels of mortality and expenses are less than or equal to those expected, the Company may realize a profit from this charge. The Surrender Charge may be insufficient to recover certain expenses related to the sale of the Policies. Unrecovered expenses are born by the Company's general assets which may include profits, if any, from mortality and expense risk charges (see "Surrender Charges").

The Company does not currently assess any charge for income taxes incurred by the Company as a result of the operations of the sub-accounts of the Variable Account (see "Taxation of the Company"). The Company reserves the right to assess a charge for such taxes against the Variable Account if the Company determines that such taxes will be incurred.

                          HOW THE CASH VALUE VARIES

On any date during the Policy Year, the Cash Value equals the Cash Value on the preceding Valuation Date, plus any Net Premium applied since the previous Valuation Date, minus any partial surrenders, plus or minus any investment results, and less any Policy Charges.

There is no guaranteed Cash Value. The Cash Value will vary with the investment experience of the Variable Account and/or the daily crediting of interest in the Fixed Account and Policy Loan Account depending on the allocation of Cash Value by the Policy Owner.

HOW THE INVESTMENT EXPERIENCE IS DETERMINED

The Cash Value in each sub-account is converted to Accumulation Units of that sub-account. The conversion is accomplished by dividing the amount of Cash Value allocated to a sub-account by the value of an Accumulation Unit for the sub-account of the Valuation Period during which the allocation occurs.

The value of an Accumulation Unit for each sub-account was arbitrarily set initially at $10 when the underlying Mutual Fund shares in that sub-account were available for purchase. The value for any subsequent Valuation Period is determined by multiplying the Accumulation Unit value for each sub-account for the immediately preceding Valuation Period by the Net Investment Factor for the sub-account during the subsequent Valuation Period. The value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. The number of Accumulation Units will not change as a result of investment experience.

NET INVESTMENT FACTOR

The Net Investment Factor for any Valuation Period is determined by dividing
(a) by (b) and subtracting (c) from the result, where:

(a) is the net of:

      (1) the net asset value per share of the underlying Mutual Fund held in the sub-account determined at the end of the current Valuation Period, plus

      (2) the per share amount of any dividend or capital gain distributions made by the underlying Mutual Fund held in the sub-account if the "ex-dividend" date occurs during the current Valuation Period, plus or minus.

      (3) a per share charge or credit for taxes reserved for, if any, which is determined by the Company to have resulted from the investment operations of the sub-account.

(b) is the net asset value per share of the underlying Mutual Fund held in the sub-account determined at the end of the immediately preceding Valuation Period, plus or minus the per share charge or credit for taxes reserved for in the immediately preceding Valuation Period.

(c) is a daily Mortality and Expense Risk Charge multiplied by the number of days in the current Valuation Period. Such Mortality and Expense Risk Charge is equal to an annual rate of 0.80% of the daily net asset value of the Variable Account. On each Policy Anniversary beginning with the 10th, the mortality and expense risk charge is reduced to 0.50% on an annual basis of the daily net assets of the Variable Account. On a current basis, the Mortality and Expense Risk Charge is reduced to 0.30% on an annual basis of the daily net assets on each Policy Anniversary beginning with the 10th, provided the Surrender Value is at least $100,000 on such Anniversary.

For underlying Mutual Fund options that credit dividends on a daily basis and pay such dividends once a month, the Net Investment Factor allows for the monthly reinvestment of these daily dividends.

The Net Investment Factor may be greater or less than one; therefore, the value of an Accumulation Unit may increase or decrease. It should be noted that changes in the Net Investment Factor may not be directly proportional to changes in the net asset value of underlying Mutual Fund shares, because of the deduction for Mortality and Expense Risk Charge, and any charge or credit for tax reserves.

VALUATION OF ASSETS

Underlying Mutual Fund shares in the Variable Account will be valued at their net asset value.

DETERMINING THE CASH VALUE

The sum of the value of all Variable Account Accumulation Units attributable to the Policy and amounts credited to the Fixed Account and the Policy Loan Account is the Cash Value. The number of Accumulation Units credited per each sub-account are determined by dividing the net amount allocated to the sub-account by the Accumulation Unit Value for the sub-account for the Valuation Period during which the premium is received by the Company. In the event part or all of the Cash Value is surrendered or charges or deductions are made against the Cash Value, an appropriate number of Accumulation Units from the Variable Account and an appropriate amount from the Fixed Account will be deducted in the same proportion that the Policy Owner's interest in the Variable Account and the Fixed Account bears to the total Cash Value.

The Cash Value in the Fixed Account and the Policy Loan Account is credited with interest daily at an effective annual rate which the Company periodically declares. The annual effective rate will never be less than 4%. Upon request, the Company will inform the Policy Owner of the then applicable rates for each account.

VALUATION PERIODS AND VALUATION DATES

A Valuation Period is the period commencing at the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange and the Company's home office are open for business or any other day during which there is sufficient degree of trading that the current net asset value of the Accumulation Units might be materially affected.

                       SURRENDERING THE POLICY FOR CASH
RIGHT TO SURRENDER

The Policy Owner may surrender the Policy in full at any time while the policy is in force and receive its Surrender Value. The cancellation will be effective as of the date the Company receives a proper written request for cancellation and the Policy. Such written request must be signed and, where permitted, the signature guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchange, or by a Commercial Bank or a Savings and Loan, which is a member of the Federal Deposit Insurance Corporation. In some cases, the Company may require additional documentation of a customary nature.

CASH SURRENDER VALUE

The Surrender Value increases or decreases daily to reflect the investment experience of the Variable Account and the daily crediting of interest in the Fixed Account and the Policy Loan Account. The Surrender Value equals the Policy's Cash Value, next computed after the date the Company receives a proper written request for surrender and the Policy, minus any charges, Indebtedness or other deductions due on that date, minus any Surrender Charge.

PARTIAL SURRENDERS

After the Policy has been in force for one year, the Policy Owner may request a partial surrender. Partial surrenders will be permitted only if they satisfy the following requirements:

        1.    The minimum partial surrender is $500;

        2. The partial surrender may not reduce the Specified Amount to less than the minimum issue amount;

        3. After the partial surrender, the Cash Surrender Value is greater than $500 or an amount equal to three times the current monthly deduction if higher;

        4. The maximum total partial surrenders in any policy year are limited to 10% of the total premium payments. On a current basis, this requirement is waived in years 15 and beyond provided the Cash Surrender Value is $10,000 or more after the withdrawal; and

        5. After the partial surrender, the Policy continues to qualify as life insurance.

When a partial surrender is made, the Cash Value is reduced by the amount of the partial surrender. Also, under death benefit Option 1, the Specified Amount is reduced by the amount of the partial surrender. The Basic and Supplemental Specified amounts are reduced proportionally. Partial surrender amounts must be first deducted from the values in the Variable Account sub-accounts. Partial surrenders will be deducted from the Fixed Account only to the extent that insufficient values are available in the Variable Account sub-accounts. The Company reserves the right to deduct a $25.00 fee from the partial surrender amount.

Surrender charges will be waived for any partial surrenders which satisfy the above conditions. Certain partial surrenders may result in currently taxable income and tax penalties (see "Tax Matters").

MATURITY PROCEEDS

The Maturity Date is the Policy Anniversary on or next following the younger Insured's 100th birthday. The maturity proceeds will be payable to the Policy Owner on the Maturity Date provided the Policy is still in force. The Maturity Proceeds will be equal to the amount of the Policy's Cash Value, less any Indebtedness.

INCOME TAX WITHHOLDING

Federal law requires the Company to withhold income tax from any portion of surrender proceeds that is subject to tax, unless the Policy Owner advises the Company, in writing, of his or her request not to withhold.

If the Policy Owner requests that the Company not withhold taxes, or if the taxes withheld are insufficient, the Policy Owner may be liable for payment of an estimated tax. The Policy Owner should consult his or her tax advisor.

                                 POLICY LOANS
TAKING A POLICY LOAN

After the first Policy Year, the Policy Owner may take a Policy loan using the Policy as security. Maximum Policy Indebtedness is limited to 90% of the Cash Value less Surrender Charge less interest due on the next Policy Anniversary. Maximum Policy Indebtedness, in Texas, is limited to 90% of the Cash Value in the sub-accounts and 100% of the Cash Value in the Fixed Account less Surrender Charge less interest due on the next Policy Anniversary. The Company will not grant a loan for an amount less than $200. Should the Death Proceeds become payable, the Policy be surrendered, or the Policy mature while a loan is outstanding, the amount of Policy Indebtedness will be deducted from the death benefit, Surrender Value or the maturity value, respectively.

Any request for a Policy loan must be in written form satisfactory to the Company. The request must be signed and, where permitted, the signature guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchange; or by a Commercial Bank or a Savings and Loan which is a member of the Federal Deposit Insurance Corporation. Certain policy loans may result in currently taxable income and tax penalties (see "Tax Matters").

A Policy Owner considering the use of policy loans in connection with his or her retirement income plan should consult his or her personal tax adviser regarding potential tax consequences that may arise if necessary payments are not made to keep the Policy from lapsing. The amount of such payments necessary to prevent the Policy from lapsing would increase with age (see "Tax Matters").

EFFECT ON INVESTMENT PERFORMANCE

When a loan is made, an amount equal to the amount of the loan is transferred from the Variable Account to the Policy Loan Account. If the assets relating to a Policy are held in more than one sub-account, withdrawals from sub-accounts will be made in proportion to the assets in each Variable sub-account at the time of the loan. Policy loans will be transferred from the Fixed Account only when insufficient amounts are available in the

Variable sub-accounts. The amount taken out of the Variable Account will not be affected by the Variable Account's investment experience while the loan is outstanding.

INTEREST

On a current basis, policy loans are credited with an annual effective rate of 5.1% during policy years 2 through 14 and an annual effective rate of 6% during the 15th and subsequent policy years. The rate is guaranteed never to be lower than 4%. The Company may change the current interest crediting rate on policy loans at any time at its sole discretion. The loan interest rate is 6% per year for all Policy loans. In the event that it is determined that such loans will be treated, as a result of the differential between the interest crediting rate and the loan interest rate, as taxable distributions under any applicable ruling, regulation, or court decision, the Company retains the right to increase the net cost (by decreasing the interest crediting rate) on all subsequent policy loans to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by such ruling, regulation, or court decision, the amount will be that which the Company considers to be more likely to result in the transaction being treated as a loan under Federal tax law.

Amounts transferred to the Policy Loan Account will earn interest daily from the date of transfer. The earned interest is transferred from the Policy Loan Account to a Variable Account or the Fixed Account on each Policy Anniversary or at the time of loan repayment. It will be allocated according to the Fund allocation factors in effect at the time of the transfer.

Interest is charged daily and is payable at the end of each Policy Year or at the time of loan repayment. Unpaid interest will be added to the existing Policy Indebtedness as of the due date and will be charged interest at the same rate as the rest of the Indebtedness.

Whenever the total Policy Indebtedness exceeds the Cash Value less any Surrender Charges, the Company will send a notice to the Policy Owner and the assignee, if any. The Policy will terminate without value 61 days after the mailing of the notice unless a sufficient repayment is made during that period. A repayment is sufficient if it is large enough to reduce the total Policy Indebtedness to an amount equal to the total Cash Value less any Surrender Charges plus an amount sufficient to continue the Policy in force for 3 months.

EFFECT ON DEATH BENEFIT AND CASH VALUE

A Policy loan, whether or not repaid, will have a permanent effect on the Death Benefit and Cash Value because the investment results of the Variable Account or the Fixed Account will apply only to the non-loaned portion of the Cash Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Variable Account or the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable.

REPAYMENT

All or part of the Indebtedness may be repaid at any time while the Policy is in force during either Insured's lifetime. Any payment intended as a loan repayment, rather than a premium payment, must be identified as such. Loan repayments will be credited to the Variable sub-accounts and the Fixed Account in proportion to the Policy Owner's underlying Mutual Fund allocation factors in effect at the time of the repayment. Each repayment may not be less than $50. The Company reserves the right to require that any loan repayments resulting from Policy loans transferred from the Fixed Account must be first allocated to the Fixed Account.

                         HOW THE DEATH BENEFIT VARIES

CALCULATION OF THE DEATH BENEFIT

At issue, the Policy Owner selects the Basic Specified Amount and any Supplemental Specified Amount.

While the Policy is in force, the death benefit will never be less than the Specified Amount. The death benefit may vary with the Cash Value of the Policy, which depends on investment performance.

The Policy Owner chooses one of two death benefit options. Under Option 1, the death benefit will be the greater of the Specified Amount or the Applicable Percentage of Cash Value. Under Option 1, the amount of the death benefit will ordinarily not change for several years to reflect the investment performance and may not change at all. If investment performance is favorable the amount of death benefit may increase. To see how and when investment performance will begin to affect death benefits, please see the illustrations. Under Option 2, the death benefit will be the greater of the Specified Amount plus the Cash Value, or the Applicable Percentage of Cash Value. It will vary directly with the investment performance.

      The term "Applicable Percentage" means the percentage shown in the "Applicable Percentage of Contract Value Table." The Applicable Percentage depends on whether the Policy Owner elected the Guideline Premium Test or the Cash Value Accumulation Test. The following tables illustrate applicable percentages:


                    TABLE OF APPLICABLE PERCENTAGES OF CASH VALUE FOR GUIDELINE PREMIUM TEST
   Attained Age        Percentage        Attained Age        Percentage       Attained Age        Percentage
    of Younger         of Contract        of Younger        of Contract        of Younger        of Contract
      Insured             Value            Insured             Value             Insured            Value
      0-40                250%                60                130%               80                105%
        41                243%                61                128%               81                105%
        42                236%                62                126%               82                105%
        43                229%                63                124%               83                105%
        44                222%                64                122%               84                105%

        45                215%                65                120%               85                105%
        46                209%                66                119%               86                105%
        47                203%                67                118%               87                105%
        48                197%                68                117%               88                105%
        49                191%                69                116%               89                105%

        50                185%                70                115%               90                105%
        51                178%                71                113%               91                104%
        52                171%                72                111%               92                103%
        53                164%                73                109%               93                102%
        54                157%                74                107%               94                101%

        55                150%                75                105%               95                100%
        56                146%                76                105%
        57                142%                77                105%
        58                138%                78                105%
        59                134%                79                105%


PROCEEDS PAYABLE ON DEATH

The actual Death Proceeds payable on the death of the last surviving Insured, will be the death benefit as described above, less any Policy Indebtedness and less any unpaid Policy Charges. Under certain circumstances, the Death Proceeds may be adjusted (see "Incontestability", "Error in Age or Sex", and "Suicide").

                              RIGHT OF CONVERSION

The Policy Owner may at any time, upon written request within 24 months of the Policy Date, transfer all sub-account Cash Values to the Fixed Account. No transfer charge will be assessed.

                         CHANGES OF INVESTMENT POLICY

The Company may materially change the investment policy of the Variable Account. The Company must inform the Policy Owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which may disapprove it if deemed detrimental to the interests of the Policy Owners or if it renders the Company's operations hazardous to the public. A Policy Owner who objects may, upon written request, transfer all sub-account Cash Values to the Fixed Account. The Policy Owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this transfer. No transfer charge will be assessed.

                                 GRACE PERIOD

-Without Death Benefit Guarantees

If the Surrender Value on a Monthly Anniversary Day is not sufficient to cover the current monthly deduction, and no Death Benefit Guarantee is in effect, a Grace Period will be allowed for the payment of a premium of at least 4 times the current monthly deduction. The Company will send you a notice at the start of the Grace Period at the last known address stating the amount of premium required. The Grace Period will end 61 days after the later of the day the Company mails the notice and the Monthly Anniversary Day when the Surrender Value was insufficient. If the required amount is not paid by the end of the Grace Period, this Policy will terminate without value. The Company will pay the Death Proceeds if the Death Proceeds become payable during the Grace Period.

-Death Benefit Guarantee #1

The Company will not lapse this policy during the first 3 policy years if on each Monthly Anniversary Day (1) is greater than or equal to (2) where:

(1) is the sum of all premiums paid to date minus any Indebtedness, any partial surrenders and any partial surrender fees;

(2) is the sum of the Minimum Monthly Premiums since the Policy Date including such premium for the current Monthly Anniversary Day. The Minimum Monthly Premium is shown on the Policy Data Page.

If (1) is less than (2), the premium required if the Grace Period ends during the first 3 policy years is the amount that will make (1) equal to (2), not 4 times the current monthly deduction.

-Death Benefit Guarantee #2

The Company will not lapse this policy during the Death Benefit Guarantee #2 Period if on each Monthly Anniversary Day (1) is greater than or equal to (2) where:

(1) is the sum of all premiums paid to date minus any Indebtedness, any partial surrenders and any partial surrender fees; and

(2) is the sum of the Death Benefit #2 Guarantee Premiums since the Policy Date including such premium for the current Monthly Anniversary Day. The Death Benefit #2 Premium is shown on the Policy Data Page.

The Death Benefit #2 Period begins on the third Policy Anniversary and ends on the Policy Anniversary when the younger Insured is or would have been age 75.

-Death Benefit Guarantee #3

The Company will not lapse this policy during the Death Benefit Guarantee #3 Period if on each Monthly Anniversary Day (1) is greater than or equal to (2) where:

(1) is the sum of all premiums paid to date minus any Indebtedness, any partial surrenders and any partial surrender fees; and

(2) is the sum of the Death Benefit #3 Guarantee Premiums since the Policy Date including such premium for the current Monthly Anniversary Day. The Death Benefit #3 Premium is shown on the Policy Data Page.

                                REINSTATEMENT

If the Grace Period ends and the Policy Owner has neither paid the required premium nor surrendered the Policy for its Cash Surrender Value, the Policy lapses. The Policy Owner may reinstate the Policy provided both Insureds are alive on the date of reinstatement by:

1. submitting a written request at any time within 3 years after the end of the Grace Period and prior to the Maturity Date;

2. providing evidence of insurability of both Insureds satisfactory to the Company;

3. paying an amount of premium equal to the sum of the Minimum Monthly Premiums missed since the beginning of the Grace Period, if the Policy terminated in the first three policy years;

4. paying sufficient premium to cover all policy charges that were due and unpaid during the Grace Period if the Policy terminated in the fourth or later policy year;

5. paying sufficient premium to keep the Policy in force for 3 months from the date of reinstatement; and

6. paying or reinstating any Indebtedness against the Policy which existed at the end of the Grace Period.

The effective date of a reinstated Policy will be the Monthly Anniversary Day on or next following the date the application for reinstatement is approved by the Company. If your Policy is reinstated, the Cash Value on the date of reinstatement, but prior to applying any premiums or loan repayments received, will be set equal to the lesser of:

1.    the Cash Value at the end of the Grace Period; or

2. the Surrender Charge for the Policy Year in which the Policy was reinstated.

Unless the Policy Owner has provided otherwise, all amounts will be allocated based on the underlying Mutual Fund allocation factors in effect at the start of the Grace Period.

                           THE FIXED ACCOUNT OPTION

Because of exemptive and exclusionary provisions, interests in the Company's General Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interests therein are subject to the provisions of these Acts, and the Company has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus relating to the Fixed Account option. Disclosures regarding the General Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

As explained earlier, a Policy Owner may elect to allocate or transfer all or part of the Cash Value to the Fixed Account and the amount allocated or transferred becomes part of the Company's General Account. The Company's General Account consists of all assets of the Company other than those in the Variable Account and in other separate accounts that have been or may be established by the Company. Subject to applicable law, the Company has sole discretion over the investment of the assets of the General Account, and Policy Owners do not share in the investment experience of those assets. The Company guarantees that the part of the Cash Value invested under the Fixed Account option will accrue interest daily at an effective annual rate that the Company declares periodically. The Fixed Account crediting rate will not be less than an effective annual rate of 4%. Upon request the Company will inform a Policy Owner of the then applicable rate. The Company is not obligated to credit interest at a higher rate.

                    CHANGES IN EXISTING INSURANCE COVERAGE

The Policy Owner may request certain changes in the insurance coverage under the Policy. Any request must be in writing and received at the Company's home office. No change will take effect unless the Cash Surrender Value, after the change, is sufficient to keep the Policy in force for at least 3 months.

SPECIFIED AMOUNT INCREASES

After the first Policy Year, the Policy Owner may request an increase to the Specified Amount. Any increase will be subject to the following conditions:

1.    the increase is applied for in writing;

2.    satisfactory evidence of insurability of both Insureds is provided;

3.    the increase is for a minimum of $10,000;

4. the Cash Surrender Value is sufficient to continue the Policy in force for at least 3 months; and

5.    age limits are the same as for a new issue.

Any approved increase will have an effective date of the Monthly Anniversary Day on or next following the date the Company approves the application for the increase. Basic and Supplemental Specified Amounts will increase proportionally. The Company reserves the right to limit the number of Specified Amount increases to one each Policy Year.

SPECIFIED AMOUNT DECREASES

After the first Policy Year, the Policy Owner may also request a decrease to the Specified Amount. Any approved decrease will be effective on the Monthly Anniversary Day on or next following the date the Company receives the request. Basic and Supplemental Specified Amounts will decrease proportionally. Any such decrease shall reduce insurance in the following order:

1.    insurance provided by the most recent increase;

2.    the next most recent increases successively; and

3.    insurance provided under the original application.

The Company reserves the right to limit the number of Specified Amount decreases to one each Policy Year. The Company will refuse a request for a decrease which would:

1.    reduce the Specified Amount to less than the minimum issue amount or

2.    disqualify the Policy as a contract for life insurance.

CHANGES IN THE DEATH BENEFIT OPTION

After the first Policy Year, the Policy Owner may change the death benefit option under the Policy. If the change is from Option 1 to Option 2, the Specified Amount will be decreased by the amount of the Cash Value. Basic and Supplemental Specified Amounts will be decreased proportionally If the change is from Option 2 to Option 1, the Specified Amount will be increased by the amount of the Cash Value. Basic and Supplemental Specified Amounts will be increased proportionally. Evidence of insurability is not required for a change from Option 2 to Option 1. The Company reserves the right to require evidence of insurability for a change from Option 1 to Option 2. The effective date of the change will be the Monthly Anniversary Day on or next following the date the Company approves the request for change. Only one change of option is permitted per Policy Year. A change in death benefit option will not be permitted if it results in the total premiums paid exceeding the then current maximum premium limitations prescribed by the Internal Revenue Service to qualify the Policy as a life insurance contract.

                           OTHER POLICY PROVISIONS

POLICY OWNER

While either Insured is living, all rights in this Policy are vested in the Policy Owner named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a contingent Policy Owner or a new Policy Owner while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Company's home office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded. The Company may require that the Policy be submitted for endorsement before making a change.

If the Policy Owner dies before both Insureds have died, and there is no contingent Policy Owner, the Policy Owner's rights in this Policy belong to the Policy Owner's estate.

BENEFICIARY

The Beneficiary(ies) shall be as named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a new Beneficiary while either Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Company's home office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded.

If any Beneficiary predeceases the Insured, that Beneficiary's interest passes to any surviving Beneficiary(ies), unless otherwise provided. Multiple Beneficiaries will be paid in equal shares, unless otherwise provided. If no named Beneficiary is living when Death Proceeds become payable, the Death Proceeds shall be paid to the Policy Owner or the Policy Owner's estate.

ASSIGNMENT

While either Insured is living, the Policy Owner may assign his or her rights in the Policy. The assignment must be in writing, signed by the Policy Owner and recorded by the Company at its home office. Any assignment will not affect any payments made or actions taken by the Company before it was recorded. The Company is not responsible for any assignment not submitted for recording, nor is the Company responsible for the sufficiency or validity of any assignment. The assignment will be subject to any Indebtedness.

INCONTESTABILITY

The Company will not contest payment of the Death Proceeds based on the initial Specified Amount after the Policy has been in force during the lifetimes of both Insureds for 2 years from the Policy Date. For any increase in Specified Amount requiring evidence of insurability, the Company will not contest payment of the Death Proceeds based on such an increase after it has been in force during the lifetimes of both Insureds for 2 years from its effective date.

ERROR IN AGE OR SEX

If the age or sex of either Insured has been misstated, the affected benefits will be adjusted by the ratio of the last monthly cost of insurance deducted to the monthly cost of insurance that would have been deducted based on the true age and sex of each Insured.

SUICIDE

If either Insured dies by suicide, while sane or insane, within two years from the Policy Date, the Company will pay no more than the sum of the premiums paid, less any Indebtedness and less any partial surrenders. If either Insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, the Company will pay no more than the amount paid for such additional benefit.

NONPARTICIPATING POLICIES

These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of the Company.

                             LEGAL CONSIDERATIONS

On July 6, 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. This decision applies only to benefits derived from premiums made on or after August 1, 1983. The Policies offered by this prospectus are based upon actuarial tables which distinguish between men and women and thus the Policies provide different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing this Policy.

                         DISTRIBUTION OF THE POLICIES

The Policies will be sold by licensed insurance agents in those states where the Policies may lawfully be sold. Such agents will be registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc.
(NASD). The Policies will be distributed by the General Distributor, Nationwide Financial Services, Inc.

Gross first year commissions plus any expense allowance payments paid by the Company on the sale of these policies provided by the General Distributor will not exceed 80% of first year premiums up to the target Premium plus 4% of any excess premium payments. Gross renewal commissions in years 2-10 paid by the Company will not exceed 4% of actual premium payment, and will not exceed 1% in years 11+.

                             CUSTODIAN OF ASSETS

The Company serves as the Custodian of the assets of the Variable Account.

                                 TAX MATTERS

-Taxation of Policy Split Option Rider

The Policy Split Option Rider permits a Policy to be split into two other single life insurance contracts upon the occurrence of a divorce of the joint Insureds or other certain changes in the federal estate tax law (see "Rider" section).

A policy split could have adverse tax consequences. It is not clear whether a policy split will be treated as a nontaxable exchange under Section 1035 of the Internal Revenue Code. If a policy split is not treated as a nontaxable exchange, a split could result in the recognition of taxable income in an amount up to any gain in the Policy at the time of the split. Additionally, it is not clear whether, in all circumstances, the resulting individual contracts would be treated as life insurance contracts for federal income tax purposes and, if so treated, whether the individual contracts would be classified as Modified Endowment Contracts. Before the Policy Owner exercised rights provided by the policy split option rider, it is important that a competent tax adviser be consulted regarding the possible consequences of a policy split.

-Estate and Generation Skipping Taxes

Ownership of this Policy may have federal estate tax consequences for the insured taxpayers. When the surviving Insured dies, the death benefit will generally be included in the Insured's gross estate if (1) the proceeds were payable to or for the benefit of the Insured's estate, or (2) the Insured held incidents of ownership in the policy at death or within three years of death. If the Policy Owner was not the last surviving Insured, the value of the Policy would be included in the Policy Owner's estate.

Additionally, the transfer of the Policy or the designation of a beneficiary may also have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation skipping transfer taxes. For example, the transfer of the Policy to, the designation as beneficiary, or the payment of proceeds to a person who is assigned to a generation which is two or more generations below the generation of the Policy Owner, may have generation skipping transfer tax considerations under Section 2601 of the Internal Revenue Code.

Federal estate, state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or Beneficiary. A Policy Owner should consult with a competent tax adviser for specific information regarding the applicability of such taxes.

POLICY PROCEEDS

Section 7702 of the Internal Revenue Code ("Code") provides that if certain tests are met, a Policy will be treated as a life insurance policy for federal tax purposes. The Company will monitor compliance with these tests. The Policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the Death Proceeds payable under a Policy are excludable from gross income of the beneficiary under Section 101 of the Code.

Although the Company believes that the Policy is in compliance with Section 7702 of the Code, the manner in which Section 7702 should be applied to certain features of a last survivor variable life insurance contract is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under Section 7702, there is some uncertainty whether a last survivor variable life insurance contract will satisfy the Section 7702 definition of a life insurance contract.

Section 7702A of the Code defines Modified Endowment Contracts as those policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums (see "Information about the Policies"). The Code provides for taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from Modified Endowment Contracts in the same way annuities are taxed. Modified Endowment Contract distributions are defined by the Code as amounts not received as an annuity and are taxable to the extent the Cash Value of the policy exceeds, at the time of distribution, the premiums paid into the policy. A 10% tax penalty generally applies to the taxable portion of such distributions unless the Policy Owner is over age 59 1/2 or disabled.

The Policies offered by this prospectus may or may not be issued as Modified Endowment Contracts. The Company will monitor premiums paid and will notify the Policy Owner when the policy's non-modified endowment status is in jeopardy. If a policy is not a Modified Endowment Contract, a cash distribution during the first 15 years after a policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the Owner pursuant to Section 7702(f)(7) of the Code.
The Policy Owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the policy. Under certain conditions, a policy may become a Modified Endowment as a result of a material change or a reduction in benefits as defined by Section 7702A(c) of the Code.

In addition to meeting the tests required under Sections 7702, Section 817(h) of the Code requires that the investments of separate accounts such as the Variable Account be adequately diversified. Regulations issued by the Secretary of the Treasury, set the standards for measuring the adequacy of this diversification. To be adequately diversified, each sub-account of the Variable Account must meet certain tests. The Company believes that the investments of the Variable Account meet the applicable diversification standards. The regulations provide that a variable life policy which does not satisfy the diversification standards will not be treated as life insurance under Section 7702 of the Internal Revenue Code, unless the failure to satisfy regulations was inadvertent, the failure is corrected, and the Policy Owner or the Company pays an amount to the Internal Revenue Service. The amount will be based on the tax that would have been paid by the Policy Owner if the income, for the period the policy was not diversified, had been received by the Policy Owner. If the failure to diversify is not corrected in this manner, the Policy Owner of the life policy will be deemed the owner of the underlying securities and will be taxed on the earnings of his or her account.

Should the Secretary of the Treasury issue additional rules or regulations limiting the number of funds, transfers between funds, exchanges of funds or changes in investment objectives of funds such that the Policy would no longer qualify as life insurance under Section 7702 of the Code, the Company will take whatever steps are available to remain in compliance.

The Company will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the sub-account investments to remain in compliance.

A total surrender or cancellation of the Policy by lapse or the maturity of the Policy on its Maturity Date may have adverse tax consequences. If the amount received by the Policy Owner plus total Policy Indebtedness exceeds the premiums paid into the Policy, the excess generally will be treated as taxable income, regardless of whether or not the Policy is a modified endowment contract.

Federal estate tax is integrated with federal gift tax under a unified rate schedule. In general, estates less than $600,000 will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate and gift tax purposes. The unlimited marital deduction permits the deferral of taxes until the death of the surviving spouse, when the death benefit would be available to pay taxes due and other expenses incurred.

If the Policy Owner (whether or not he or she is an Insured) transfers ownership of the Contract to someone two or more generations younger, the transfer may be subject to the generation-skipping transfer tax ("GSTT"), the taxable amount being the value of the Policy. The GSTT provisions generally apply to transfers subject to estate and gift tax rules. Individuals generally are permitted an aggregate exemption of $1 million. Since these rules are complex, the Policy Owner should consult with a tax adviser for specific information on the transfer of benefits to younger generations.

TAXATION OF THE COMPANY

The Company is taxed as a life insurance company under the Code. Since the Variable Account is not a separate entity from the Company and its operations form a part of the Company, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code. Investment income and realized capital gains on the assets of the Variable Account are reinvested and taken into account in determining the value of Accumulation Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Policies.

The Company does not initially expect to incur any Federal income tax liability that would be chargeable to the Variable Account. Based upon these expectations, no charge is currently being made against the Variable Account for federal income taxes. If, however, the Company determines that on a separate company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the Variable Account.

The Company may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made.

OTHER CONSIDERATIONS

The foregoing discussion is general and is not intended as tax advice. Counsel and other competent advisors should be consulted for more complete information. This discussion is based on the Company's understanding of Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of these current laws and interpretations.

                                 THE COMPANY

The life insurance business, which includes product lines in health insurance and annuities, is the only business in which the Company is engaged.

The Company markets its Policies through independent insurance brokers, general agents, and registered representatives of registered NASD broker/dealer firms.

The Company, in common with other insurance companies, is subject to regulation and supervision by the regulatory authorities of the states in which it is licensed to do business. A license from the state insurance department is a prerequisite to the transaction of insurance business in that state. In general, all states have statutory administrative powers. Such regulation relates, among other things, to licensing of insurers and their agents, the approval of policy forms, the methods of computing reserves, the form and content of statutory financial statements, the amount of policyholders' and stockholders' dividends, and the type of distribution of investments permitted.

The Company operates in the highly competitive field of life insurance. There are approximately 2,300 stock, mutual and other types of insurers in the life insurance business in the United States, and a large number of them compete with the registrant in the sale of insurance policies.

As is customary in insurance company groups, employees are shared with the other insurance companies in the group. In addition to its direct salaried employees, the Company shares employees with Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company.

The Company does not presently own or lease any materially important physical properties when its property holdings are viewed in relation to its total assets. The Company shares home office, other facilities and equipment with Nationwide Mutual Insurance Company.

                              COMPANY MANAGEMENT

Nationwide Life Insurance Company, together with Nationwide Mutual Insurance Company, Nationwide Indemnity Company, Nationwide Mutual Fire Insurance Company, Nationwide Life and Annuity Insurance Company, Nationwide Property and Casualty Insurance Company, National Casualty Company, West Coast Life Insurance Company, Scottsdale Indemnity Company and Nationwide General Insurance Company and their affiliate companies comprise the Nationwide Insurance Enterprise.

The companies comprising the Nationwide Insurance Enterprise have substantially common boards of directors and officers. Nationwide Corporation is the sole shareholder of Nationwide Life.

DIRECTORS OF THE COMPANY

                                Director
             Name                Since                           Principal Occupation
             ----                -----                           --------------------
 Lewis J. Alphin                  1993    Farm Owner and Operator (1)

 Willard J. Engel                 1994    General Manager Lyon County Cooperative Oil Company (1)

 Fred C. Finney                   1992    Owner and Operator, Moreland Fruit Farm; Operator, Melrose
                                          Orchard

 Peter F. Frenzer                 1991    President, Nationwide Corporation; President and Chief Operating
                                          Officer, Nationwide Life Insurance Company and Nationwide Life
                                          and Annuity Insurance Company; Executive Vice President -
                                          Investments, Nationwide Mutual Insurance Company, Nationwide
                                          Mutual Fire Insurance Company, Nationwide General Insurance
                                          Company, Nationwide Property and Casualty Insurance Company

 Charles L. Fuellgraf, Jr. *+     1969    Chief Executive Officer, Fuellgraf Electric Company, Electrical
                                          Construction and Engineering Services (1)

 Henry S. Holloway *+             1986    Farm Owner and Operator (1)

 D. Richard McFerson *+           1988    President and Chief Executive Officer, Nationwide Mutual,
                                          Nationwide Mutual Fire, Nationwide General, and Nationwide
                                          Property and Casualty Insurance Companies, Chief Executive
                                          Officer, Nationwide Life Insurance Company, Nationwide Life and
                                          Annuity Insurance Company (2)

 David O. Miller *+               1985    Farm Owner and Land Developer; President, Owen Potato Farm, Inc.;
                                          Partner, M&M Enterprises (1)

 C. Ray Noecker                   1994    Farm Owner and Operator (1)

 James F. Patterson               1989    Vice President, Pattersons, Inc.; President Patterson Farms, Inc.

 Robert H. Rickel                 1984    Rancher (1)

 Arden L. Shisler *+              1984    Partner and Manager, Sweetwater Beef Farms; President and Chief
                                          Executive Officer, K&B Transport, Inc. (1)

 Robert L. Stewart                1989    Farm Owner and Operator; Owner, Sunnydale Mining (1)

 Nancy C. Thomas *                1986    Farm Owner and Operator, Da-Ma-Lor Farm (1)

 Harold W. Weihl                  1990    Farm Owner and Operator, Weihl Farm (1)
 . . . . . . . . . . . . . . . . . .

 *Member, Executive Committee             +Member, Investment Committee

(1)      Principal occupation for last five years.

(2) Prior to assuming his current position, Mr. McFerson held other executive management positions with the companies.


Each of the directors is a director of the other major insurance affiliates of the Nationwide Insurance Enterprise, except Mr. Frenzer who is a director only of the Company and Nationwide Life Insurance Company. Each of the directors of the Company is a director of Nationwide Financial Services, Inc., a registered broker-dealer.

Messrs. Frenzer, Holloway, McFerson, Miller, Patterson and Shisler are directors of Nationwide Corporation. Messrs. Fuellgraf, Frenzer, McFerson, Ms. Thomas and Mr. Weihl are trustees of Nationwide Investing Foundation, a registered investment company. Messrs. Frenzer and McFerson are trustees of Nationwide Separate Account Trust, Financial Horizons Investment Trust and Nationwide Investing Foundation II, registered investment companies. Mr. Engel is a director of Western Cooperative Transport.

EXECUTIVE OFFICERS OF THE COMPANY
 NAME                                      OFFICE HELD
 ----                                      -----------
 D. Richard McFerson                       President and Chief Executive Officer-Nationwide Insurance
                                           Enterprise

 Peter F. Frenzer                          President and Chief Operating Officer

 Gordon E. McCutchan                       Executive Vice President-Law and Corporate Services and Secretary

 James E. Brock                            Senior Vice President - Investment Product Operations

 W. Sidney Druen                           Senior Vice President and General Counsel and Assistant Secretary

 Harvey S. Galloway, Jr.                   Senior Vice President - Chief Actuary - Life, Health and
                                           Annuities

 Richard A. Karas                          Senior Vice President - Sales - Financial Services

 Robert A. Oakley                          Executive Vice President-Chief Financial Officer

 Carl Santillo                             Senior Vice President - Life and Health Operations

 Mark A. Folk                              Vice President and Treasurer

Mr. Frenzer is also President and Chief Operating Officer of Nationwide Life and Annuity Insurance Company and President of Nationwide Corporation and Executive Vice President-Investments of Nationwide Mutual Insurance Company. Mr. Galloway is also an officer of Nationwide Mutual Insurance Company and Nationwide Life and Annuity Insurance Company. Each of the other officers listed above is also an officer of each of the companies comprising the Nationwide Insurance Enterprise. Each of the executive officers listed above has been associated with the registrant in an executive capacity for more than the past five years, except Mr. Folk.

                     OTHER CONTRACTS ISSUED BY THE COMPANY

The Company does presently and will, from time to time, offer variable contracts and policies with benefits which vary in accordance with the investment experience of a separate account of the Company.

                               STATE REGULATION

The Company is subject to the laws of Ohio governing insurance companies and to regulation by the Ohio Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine the Company's contract liabilities and reserves so that the Insurance Department may certify the items are correct. The Company's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, the Company is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                           REPORTS TO POLICY OWNERS

The Company will mail to the Policy Owner, at the last known address of record, an annual statement showing the amount of the current death benefit, the Cash Value, and Cash Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in the Fixed Account and in the Variable Account and in each sub-account of the Variable Account, and any Policy Indebtedness.

Policy Owners will also be sent annual and semi-annual reports containing financial statements for the Variable Account as required by the 1940 Act.

In addition, Policy Owners will receive statements of significant transactions, such as changes in Specified Amount, changes in death benefit option, changes in future premium allocation, transfers among sub-accounts, premium payments, loans, loan repayments, reinstatement and termination.

                                 ADVERTISING

The Company is also ranked and rated by independent financial rating services, including Moody's, Standard & Poor's and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of the Company. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. The Company may advertise these ratings from time to time. In addition, the Company may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend the Company or the Contracts. Furthermore, the Company may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                              LEGAL PROCEEDINGS

There are no material legal proceedings, other than ordinary routine litigation incidental to the business to which the Company and the Variable Account are parties or to which any of their property is the subject.

The General Distributor, Nationwide Financial Services, Inc., is not engaged in any material litigation of any nature.

                                   EXPERTS

The financial statements and schedule have been included herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                            REGISTRATION STATEMENT

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, the Company, and the Policies offered hereby. Statements contained in this prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

                                LEGAL OPINIONS

Legal matters in connection with the Policies described herein are being passed upon by Druen, Rath & Dietrich, One Nationwide Plaza, Columbus, Ohio 43216.
All the members of such firm are employed by the Nationwide Mutual Insurance Company.

                                   APPENDIX

(Illustration of Surrender Charges, Illustrations of Cash Values, Cash Surrender Values, and Death Benefits, Hypothetical Illustrations and Performance Tables to be added by Pre-Effective Amendment to the Registration Statement).

                             FINANCIAL STATEMENTS

    (TO BE ADDED BY PRE-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT)

                         PART II - OTHER INFORMATION
                      CONTENTS OF REGISTRATION STATEMENT
This Form S-6 Registration Statement comprises the following papers and documents:

The facing sheet.

Cross-reference to items required by Form N-8B-2.

The prospectus consisting of 38 pages.

Representations and Undertakings.

The Signatures.

Accountants' Consent

The following exhibits required by Forms N-8B-2 and S-6:

 1.      Power of Attorney dated April 5, 1995              An  original  Power of  Attorney  dated April  5,  1995 is included  with  Post-Effective  Amendment  No.  6  to  the
                                                            Registration Statement on  Form N-4 for the  NACo Variable
                                                            Account  (File  No.  33-33425,  811-5999)  and  is  hereby incorporated by reference.

 2.      Resolution of the  Depositor's Board of Directors  Included with the  Registration Statement  on Form  N-8B-2
         authorizing the establishment of the Registrant,   for the Nationwide  VLI Separate Account-2 (File  No. 811-
         adopted                                            5311), and hereby incorporated herein by reference.

 3.      Distribution Contracts                             Included with  the Registration  Statement on Form  N-8B-2 for the Nationwide  VLI Separate Account-2 (File  No. 811-
                                                            5311), and hereby incorporated herein by reference.

 4.      Form of Security                                   Included with the  Registration Statement on Form  S-6 for the  Nationwide  VLI  Separate  Account-2  (File  No.  33-
                                                            42180), and hereby incorporated herein by reference.

 5.      Articles of Incorporation of Depositor             Included with  the Registration Statement  on Form  N-8B-2 for the Nationwide  VLI Separate Account-2 (File  No. 811-
                                                            5311), and hereby incorporated herein by reference.

 6.      Application form of Security                       Included with the  Registration Statement on Form  S-6 for the  Nationwide  VLI  Separate  Account-2  (File  No.  33-
                                                            42180), and hereby incorporated herein by reference.

 7.      Opinion of Counsel                                 Included with the  Registration Statement on Form  S-6 for the  Nationwide  VLI  Separate  Account-2  (File  No.  33-
                                                            42180), and hereby incorporated herein by reference.

REPRESENTATIONS AND UNDERTAKINGS

The Registrant and the Company hereby make the following representations and undertakings:

(a) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 (the "Act"). The Registrant and the Company elect to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Act with respect to the Policies described in the prospectus. The Policies have been designed in such a way as to qualify for the exemptive relief from various provisions of the Act afforded by Rule 6e-3(T).

(b) Paragraph (b) (13) (iii) (F) of Rule 6e-3(T) is being relied on for the deduction of the mortality and expense risk charges ("risk charges") assumed by the Company under the Policies. The Company represents that the risk charges are within the range of industry practice for comparable policies and reasonable in relation to all of the risks assumed by the issuer under the Policies. Actuarial memoranda demonstrating the reasonableness of these charges are maintained by the Company, and will be made available to the Securities and Exchange Commission (the "Commission") on request.

(c) The Company has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account will benefit the separate account and the contractholders and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

(d) The Company represents that the separate account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

(e) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, NATIONWIDE VLI SEPARATE ACCOUNT-2, has caused this Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio on this 3rd day of October 1995.
                                        NATIONWIDE VLI SEPARATE ACCOUNT-2
                                        ---------------------------------
                                                (Registrant)
(Seal)                                  NATIONWIDE LIFE INSURANCE COMPANY
                                        ---------------------------------
Attest:                                           (Sponsor)
W. SIDNEY DRUEN                         By:     JOSEPH P. RATH
-------------------------------            ------------------------------
W. Sidney Druen                                 Joseph P. Rath
Assistant Secretary                        Vice President and Associate
                                                General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 3rd day of October, 1995.

               SIGNATURE                                      TITLE
LEWIS J. ALPHIN                                             Director
---------------
Lewis J. Alphin

WILLARD J. ENGEL                                            Director
----------------
Willard J. Engel

FRED C. FINNEY                                              Director
--------------
Fred C. Finney

PETER F. FRENZER                                   President/Chief Operating
----------------                                      Officer and Director
Peter F. Frenzer

CHARLES L. FUELLGRAF, JR.                                   Director
-------------------------
Charles L. Fuellgraf, Jr.

HENRY S. HOLLOWAY                                    Chairman of the Board
-----------------                                         and Director
Henry S. Holloway

D. RICHARD McFERSON                                 Chief Executive Officer
-------------------                                       and Director
D. Richard McFerson

DAVID O. MILLER                                             Director
---------------
David O. Miller

C. RAY NOECKER                                              Director
--------------
C. Ray Noecker

ROBERT A. OAKLEY                                   Executive Vice President-
----------------                                    Chief Financial Officer
Robert A. Oakley

JAMES F. PATTERSON                                          Director         By:            JOSEPH P. RATH
------------------                                                                          --------------
James F. Patterson                                                                 Joseph P. Rath, Attorney-in-Fact

ROBERT H. RICKEL                                            Director
----------------
Robert H. Rickel

ARDEN L. SHISLER                                            Director
----------------
Arden L. Shisler

ROBERT L. STEWART                                           Director
-----------------
Robert L. Stewart

NANCY C. THOMAS                                             Director
---------------
Nancy C. Thomas

HAROLD W. WEIHL                                             Director
---------------
Harold W. Weihl